FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X                 Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes              No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

The following regulated information, disseminated pursuant to DTR6.3.5, comprises the Notice of Annual General Meeting for 2023 which was sent to shareholders of HSBC Holdings plc on 24 March 2023. A copy of the Notice of Annual General Meeting is available at www.hsbc.com/agm

HSBC Holdings plc

Notice of Annual General Meeting to be held at 11.00am London time
(6.00pm Hong Kong time) on Friday, 5 May 2023
The Eastside Rooms, 2 Woodcock Street, Birmingham, B7 4BL

Facilities will be made available to allow shareholders to attend, participate and vote electronically at the Annual General Meeting and to ask questions in real time should they wish to do so.

Further information on how to join the meeting electronically can be found on pages 20 to 21.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you have sold or transferred all of your shares in HSBC Holdings plc (the "Company" or "HSBC" and together with its subsidiary undertakings, the "Group") you should at once forward this document and all accompanying documents to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document. The ordinary shares of the Company trade under stock code 5 on The Stock Exchange of Hong Kong Limited.

A Chinese translation of this Notice of Annual General Meeting is available at www.hsbc.com/agm. Alternatively, the Chinese translation of this and future documents may be obtained by contacting the Company's registrar (see page 21).

Contents

1.    Chairman's letter   1

2.    Directors' Biographies     3

3.     Notice of the 2023 Annual General Meeting and Explanatory Notes    7

1.	Annual Report & Accounts
2.	Directors' Remuneration Report
3.	Election and re-election of Directors
4.	Re-appointment of Auditor
5.	Remuneration of Auditor
6.	Political Donations
7.	Authority to allot shares
8.	Disapplication of pre-emption rights
9.	Further disapplication of pre-emption rights for acquisitions
10.	Addition of any repurchased shares to general authority to allot shares
11.	Purchases of Ordinary Shares by the Company
12.	Approval of form of share repurchase contract
13.	Additional authority to allot equity securities in relation to the issue of Contingent Convertible Securities
14.	Limited disapplication of pre-emption rights in relation to the issue of Contingent Convertible Securities
15.	Notice of general meetings
16.	Shareholder requisitioned resolution - Midland Clawback Campaign
17.	Shareholder requisitioned resolution - Strategy Review
18.	Shareholder requisitioned resolution - Dividend Policy

4.     Information about the 2023 Annual General Meeting    17

5.     Electronic attendance at the 2023 Annual General Meeting    20

6.     General information    21

7.     Appendices   22

Chairman's letter
Dear Shareholder

Mark E Tucker
Group Chairman

I am pleased to invite you to the HSBC Holdings plc 2023 Annual General Meeting ("AGM") which will be held on Friday, 5 May 2023 at 11.00am London time (6.00pm Hong Kong time) at The Eastside Rooms, 2 Woodcock Street, Birmingham, B7 4BL.

I look forward to seeing many of you at our AGM. If, however, you are unable to attend in person, you will also be able to attend, vote and raise questions electronically using the platform provided by following the instructions set out on pages 20 to 21. A telephone line will also be provided as an additional means for you to ask questions at the AGM. This can be accessed by following the instructions set out on page 21.

This is the third year that we have enabled shareholders to attend the AGM remotely. We are committed to putting in place arrangements that enable as many shareholders as possible to participate in the meeting and have found that offering electronic participation enables access to a wider group of shareholders than is possible through a physical-only AGM.

Please read the enclosed Notice of AGM which explains the business to be considered at the AGM. In addition to the standard items of business, I would specifically like to highlight the following items:

Directors
Geraldine Buckingham, Georges Elhedery and Kalpana Morparia have joined the Board since last year's AGM. Geraldine was appointed as an Independent non-executive Director on 1 May 2022. Geraldine is a highly regarded and widely experienced executive within the global financial services industry who brings significant Asia leadership experience to the Board. Georges assumed the role of Executive Director and Group Chief Financial Officer on 1 January 2023. Georges is an exceptional leader with strong experience of leading a global business and a major geographic region. He has a track record of driving growth and managing change, and brings a strong focus on execution. Kalpana joined the Board as an Independent non-executive Director on 1 March 2023. Kalpana has deep banking expertise and experience of the Asia region, particularly in India and Southeast Asia, which will be an asset to the Board as we focus on growth in those markets under our pivot to Asia strategy.

In line with best practice and as required by the Company's Articles of Association, Geraldine, Georges and Kalpana will stand for election for the first time at this year's AGM. All other continuing Directors will stand for re-election.

On 14 February 2023, we announced that Jack Tai would retire from the Board at the conclusion of this year's AGM. Jack has made a significant and lasting contribution to the success of HSBC during his time on the Board, particularly in the strengthening of risk and conduct governance and oversight through a significant period of change. We wish him well with his future endeavours.

The Board considers that each of the Directors standing for election or re-election continues to make a strong contribution to the Board and its Committees through their skills and experience. Further information can be found in their biographies on pages 3 to 6. All of the Directors were subject to a performance review and I held individual discussions with each of them during the year. Further details can be found in the Annual Report & Accounts in respect of the year ended 31 December 2022 ("2022 Annual Report & Accounts").

At the conclusion of this year's AGM, subject to the election and re-election of the Directors as recommended, your Board will comprise a non-executive Group Chairman, two executive Directors and nine Independent non-executive Directors.

Share buy-back resolution
In addition to the usual share buy-back resolution, we are again proposing an additional share buy-back resolution to allow the Company to make off-market purchases on The Stock Exchange of Hong Kong Limited. Having the ability to run a share buy-back in Hong Kong will allow us to access more of the HSBC trading volume and should help to quicken the completion of our share buy-back programmes.

Shareholder requisitioned resolution - Midland Clawback Campaign
We have received notice of a shareholder requisitioned resolution pursuant to Section 338 of the UK Companies Act 2006 from the Midland Clawback Campaign. This resolution is incorporated as Resolution 16 in the Notice of AGM. The resolution and supporting statement (which is set out in Appendix 3 on page 26) should be read together.

Your Board recommends that you vote AGAINST this resolution for the reasons set out in Appendix 4 on pages 27 to 28.

Shareholder requisitioned resolutions - Strategy Review and Dividend Policy
We have received notice of two shareholder requisitioned resolutions pursuant to Section 338 of the UK Companies Act 2006 from Mr Lui Yu Kin acting on behalf of a group of shareholders. These resolutions are incorporated as Resolutions 17 and 18 in the Notice of AGM. The resolutions and supporting statements (which are set out in Appendices 5 and 7 on pages 29 and 31) should be read together.

Your Board recommends that you vote AGAINST each of these resolutions for the reasons set out in Appendices 6 and 8 on pages 30 and 32.

Your Board considers that the proposals set out in Resolutions 1 to 15 of this Notice are in the best interest of the Company and its shareholders, and recommends that you vote in favour of these resolutions. Your Board recommends that you vote AGAINST Resolutions 16, 17 and 18 for the reasons set out in Appendix 4 on pages 27 to 28 and Appendices 6 and 8 on pages 30 and 32. The Directors intend to vote in line with these recommendations in respect of their own beneficial holdings in the Company.

A form of proxy is enclosed or can be accessed at www.hsbc.com/proxy. I encourage you to vote on the resolutions in advance of the AGM by completing and submitting a form of proxy appointing the Chairman of the AGM as your proxy. This is to ensure that your vote is counted even if you plan to attend electronically. Appointing a proxy will not prevent you from attending the AGM electronically or physically and voting on the day.

Together with the Board, I would like to thank you - our valued shareholders - for your continued support and I very much look forward to being able to welcome you to the AGM.

Yours sincerely

Mark E Tucker
Group Chairman

24 March 2023

HSBC Holdings plc

Incorporated in England with limited liability.
Registered in England: number 617987
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom

Directors' Biographies

Brief biographical details of each Director standing for election and re-election are set out below.

Non-executive
Group Chairman

Mark Edward Tucker (65)
Group Chairman
Appointed to the Board: September 2017
Group Chairman since: October 2017
Committee Membership: Nomination & Corporate Governance Committee (Chair)

Skills and experience: With over 35 years of experience in financial services in Asia, Africa, the US, the EU and the UK, including 30 years living and working in Hong Kong, Mark has a deep understanding of the industry and markets in which we operate.
Career: Mark was previously Chairman, Group Chief Executive and President of AIA Group Limited ('AIA') and prior to AIA he was Group Chief Executive of Prudential plc. Mark previously served as a non-executive Director of the Court of the Bank of England and as an Independent non-executive Director of Goldman Sachs Group.
External appointments: Non-executive Chair of Discovery Limited, Supporting Chair of Chapter Zero, Member of the UK Investment Council, Member of the Advisory Group on Trade Finance to the International Chamber of Commerce, Member of the Trade Advisory Group on Financial Services to the UK Government's Department for International Trade, Member of the Asia Business Council, Chair of the Multinational Chairman's Group, Co-Chair of the Indian B20 Taskforce on Financial Inclusion for Economic Empowerment, Director, Peterson Institute for International Economics, Director, Institute of International Finance and Member of the Asia Society Board of Trustees.
Reasons for re-election: Mark has a wealth of leadership experience within financial services in Asia and the UK, through his roles with Prudential and AIA. His knowledge of our markets and extensive experience as a leader, non-executive Director and Chairman, in addition to his geographical and stakeholder insights, position him well to lead the Board.

Executive Directors

Noel Paul Quinn (61)
Group Chief Executive
Appointed to the Board: August 2019
Group Chief Executive since: March 2020

Skills and experience: Having qualified as an accountant in 1987, Noel has more than 30 years of banking and financial services experience, both in the UK and Asia.
Career: Noel was appointed Group Chief Executive in March 2020, having held the role on an interim basis since August 2019. Since joining HSBC and its constituent companies in 1987, he has held a variety of roles including CEO, Global Commercial Banking, Regional Head of Commercial Banking for Asia-Pacific, Head of Commercial Banking UK and Head of Commercial Finance Europe.
External appointments: Chair of the Financial Services Task Force of the Sustainable Markets Initiative, Member of the Advisory Council of the Sustainable Markets Initiative, Founding Member of CNBC ESG Council, Member of the Advisory Board of the China Children Development Fund, Principal Member of the Glasgow Financial Alliance for Net Zero and Member of the World Economic Forum's International Business Council.
Reasons for re-election: Noel's comprehensive banking and financial services background provides the foundation for his role as Group Chief Executive. His knowledge and experience, as well as his proven track record with HSBC across leadership and strategic roles based in the UK and Asia, provides the platform for him to deliver the Group's strategy.

Georges Bahjat Elhedery (49)
Group Chief Financial Officer
Appointed to the Board: January 2023

Skills and experience: Georges has 25 years of experience in the banking industry across Europe, the Middle East and Asia, and has held a number of executive roles at both a regional and global business level.
Career: Georges was appointed Group Chief Financial Officer and executive Director with effect from 1 January 2023. He is also responsible for the oversight of the Group's transformation programme and corporate development activities. Georges was previously co-Chief Executive Officer, Global Banking and Markets and also Head of the Markets and Securities Services division of the business. Georges joined HSBC in 2005 with extensive trading experience in London, Paris and Tokyo. He has since held a number of senior leadership roles, including Head of Global Banking and Markets, Middle East and North Africa; Chief Executive Officer for HSBC, Middle East, North Africa and Türkiye; and Global Head of Markets based in London.
External appointments: None.
Reasons for election: Georges' extensive experience of leading a global business and a major geographic region, together with his strong technical and strategic capabilities, ensures strong financial and commercial management to continue the delivery of the Group's strategy.

Independent non-executive Directors

Geraldine Joyce Buckingham (45)
Independent non-executive Director
Appointed to the Board: May 2022
Committee Membership: Group Risk Committee, Group Remuneration Committee and Nomination & Corporate Governance Committee

Skills and experience: Geraldine is an experienced executive within the global financial services industry, with significant leadership experience in Asia.
Career: Geraldine is the former Chair and Head of Asia-Pacific at BlackRock, where she was responsible for all business activities across Hong Kong, mainland China, Japan, Australia, Singapore, India and Korea. After stepping down from this role, she acted as senior adviser to the Chairman and Chief Executive Officer of BlackRock. She earlier served as BlackRock's Global Head of Corporate Strategy, and was previously a partner within McKinsey & Company's financial services practice.
External appointments: Independent non-executive Director of Brunswick Group Partnership Ltd and a member of the Advisory Board of ClimateWorks Centre Australia.
Reasons for election: Geraldine's strategic acumen, her time in Asia leading BlackRock's business in the region; and her extensive experience in wealth and asset management strengthens our oversight of the delivery of our growth strategy.

Rachel Duan (52)
Independent non-executive Director
Appointed to the Board: September 2021
Committee Membership: Group Audit Committee, Group Remuneration Committee and Nomination & Corporate Governance Committee

Skills and experience: Rachel is an experienced business leader with exceptional international experience in the US, Japan, mainland China and Hong Kong.
Career: Rachel spent 24 years at General Electric ('GE'), where she held positions including Senior Vice President of GE, and President and Chief Executive Officer of GE's Global Markets, where she was responsible for driving GE's growth in Asia-Pacific, the Middle East, Africa, Latin America, Russia and the Commonwealth of Independent States. She also previously served as President and Chief Executive Officer of GE Advanced Materials China and then of the Asia-Pacific, President and CEO of GE Healthcare China, and President and CEO of GE China.
External appointments: Independent non-executive Director of the Adecco Group AG, AXA S.A. and Sanofi S.A.
Reasons for re-election: Rachel brings invaluable input to the Board's discussions and decision-making through her extensive knowledge and experience of two of the Group's most strategically important markets - Hong Kong and mainland China.

Dame Carolyn Julie Fairbairn (62)
Independent non-executive Director
Appointed to the Board: September 2021
Committee Membership: Group Remuneration Committee (Chair), Group Risk Committee and Nomination & Corporate Governance Committee

Skills and experience: Carolyn has significant experience across the media, government and finance sectors.
Career: An economist by training, Carolyn has served as a partner at McKinsey & Company, Director-General of the Confederation of British Industry and held senior executive positions at BBC and ITV plc. She has extensive board experience, having previously served as non-executive Director of Lloyds Banking Group plc, The Vitec Group plc, Capita plc and BAE Systems plc. She has also served as a non-executive Director of the UK Competition and Markets Authority and the Financial Services Authority.
External appointments: Honorary Fellow of Gonville and Caius College, Cambridge; Honorary Fellow of Nuffield College, Oxford; and Chair of Trustees at Royal Mencap Society.
Reasons for re-election: Carolyn has a deep understanding of the macroeconomic, regulatory and political environment, particularly in the UK, from her time as the Director-General of the Confederation of British Industry. She also has extensive FTSE board experience in the UK, and has in-depth knowledge and experience of the governance and regulatory environment in which the Group operates.

James Anthony Forese (60)
Independent non-executive Director
Appointed to the Board: May 2020
Committee Membership: Group Risk Committee, Group Remuneration Committee and Nomination & Corporate Governance Committee

Skills and experience: James has over 30 years of international business and management experience in the finance industry working in areas including global markets, investment and private banking.
Career: James formerly served as President of Citigroup. He began his career in securities trading with Salomon Brothers, one of Citigroup's predecessor companies, in 1985. In addition to his most recent role as Citigroup's President, he was Chief Executive Officer of Citigroup's Institutional Clients Group. He also held the positions of Chief Executive of its Securities and Banking division and Head of its Global Markets business.
External appointments: Non-executive Chair of Global Bamboo Technologies and Trustee of Colby College. James is also the Chair of the Group's US subsidiary, HSBC North America Holdings Inc.
Reasons for re-election: James is an experienced executive with wide-ranging leadership experience within the banking industry. His experience of international business and management spans over three decades and, as a non-executive Director, he contributes to the Board through his deep experience of working in global markets, investment and private banking.

Steven Craig Guggenheimer (57)
Independent non-executive Director
Appointed to the Board: May 2020
Committee Membership: Group Risk Committee and Nomination & Corporate Governance Committee

Skills and experience: Steven brings extensive insight into technologies ranging from artificial intelligence to Cloud computing, through his experience advising businesses on digital transformation.
Career: Steven has more than 25 years of experience at Microsoft, where he held a variety of senior leadership roles. These included: Corporate Vice President, Artificial Intelligence and Independent Software Vendor Engagement and Corporate Vice President, Original Equipment Manufacturer.
External appointments: Independent non-executive Director of BT Group plc, Leupold & Stevens, Inc, Forrit Holdings Limited and Software Acquisition Group.
Reasons for re-election: Steven's career spans a number of management and leadership roles within the technology sector. His valuable contribution to the Board arises from his experience in delivering cutting edge technology and the development of industry leading applications and services globally. He brings unique perspectives to the Board's deliberations.

Dr José Antonio Meade Kuribreña (54)
Independent non-executive Director
Appointed to the Board: March 2019
Workforce Engagement non-executive Director since: June 2022
Committee Membership: Group Remuneration Committee and Nomination & Corporate
Governance Committee

Skills and experience: José has extensive experience in public administration, banking and financial policy.
Career: José has held Cabinet-level positions in the federal government of Mexico, including as Secretary of Finance and Public Credit, Secretary of Social Development, Secretary of Foreign Affairs and Secretary of Energy. Prior to his appointment to the Cabinet, he served as Undersecretary and as Chief of Staff in the Ministry of Finance and Public Credit. José is also a former Director General of Banking and Savings at the Ministry of Finance and Public Credit, and served as Chief Executive Officer of the National Bank for Rural Credit.
External appointments: Board member of The Global Center on Adaptation, Independent non-executive Director of Alfa S.A.B. de C.V. and Grupo Comercial Chedraui, S.A.B. de C.V., Member of the UNICEF Mexico Advisory Board and Member of the Advisory Board of the University of California, Centre for US Mexican Studies.
Reasons for re-election: José has a wealth of experience in public administration, banking and financial policy. In addition to this, he has connectivity to the Mexican market and provides invaluable enhancement to the Board's knowledge and experience in this region.

Kalpana Morparia (73)
Independent non-executive Director
Appointed to the Board: March 2023
Committee Membership: Group Risk Committee and Nomination & Corporate Governance Committee

Skills and experience: Kalpana is a skilled business leader with significant experience gained during a 45-year career in banking across Asia, primarily in India.
Career: Kalpana served as Chair of JPMorgan, South and Southeast Asia. Prior to joining JPMorgan, she served as Joint Managing Director of ICICI Bank, from 2001 to 2007.
External appointments: Independent non-executive Director of Hindustan Unilever Limited, Dr. Reddy's Laboratories Ltd., Philip Morris International Inc., Governing Board member of the Bharti Foundation, the Foundation for Audit Quality and the Generation India Foundation, and Advisor to Temasek International.
Reasons for election: Kalpana has extensive knowledge and experience in the financial services industry, particularly in India. Her significant executive experience in banking across Asia, primarily in India, provides important insight and perspective to the Board's strategy, risk and performance discussions.

Eileen K Murray (65)
Independent non-executive Director
Appointed to the Board: July 2020
Committee Membership: Group Audit Committee and Nomination & Corporate Governance Committee

Skills and experience: Eileen has extensive knowledge in financial services, technology and corporate strategy from a career spanning more than 40 years.
Career: Eileen previously served as co-Chief Executive Officer of Bridgewater Associates, LP. Before this, she was Chief Executive Officer for Investment Risk Management LLC and President and co-Chief Executive Officer of Duff Capital Advisors. Eileen started her professional career at Morgan Stanley, having held positions including Controller, Treasurer, and Global Head of Technology and Operations, as well as Chief Operating Officer for its Institutional Securities Group. She was also Head of Global Technology, Operations and Product Control at Credit Suisse.
External appointments: Independent non-executive Director of Guardian Life Insurance Company of America and Broadridge Financial Solutions, Inc. She is also Independent non-executive Director and Chair of Carbon Arc., Strategic Adviser of Invisible Urban Charging and adviser of ConsenSys.
Reasons for re-election: Eileen has significant finance, technology and transformation experience in the banking sector. This experience, alongside a detailed understanding of regulatory requirements and comfort with a breadth of financial products, means that she is able to bring important insights to Board discussions.

David Thomas Nish (62)
Independent non-executive Director
Appointed to the Board: May 2016
Senior Independent non-executive Director since: February 2020
Committee Membership: Group Audit Committee (Chair), Group Risk Committee and Nomination & Corporate Governance Committee

Skills and experience: David has international experience in financial services, corporate governance, strategy, financial reporting, and operational transformation.
Career: David served as Group Chief Executive Officer of Standard Life plc between 2010 and 2015, having joined the company in 2006 as Group Finance Director. He is also a former Group Finance Director of Scottish Power plc and was a partner at Price Waterhouse. David also previously served as a non-executive Director of HDFC Life (India), Northern Foods plc, Thus plc, London Stock Exchange Group plc, the UK Green Investment Bank plc and Zurich Insurance Group.
External appointments: Independent non-executive Director of Vodafone Group plc and Honorary Professor of University of Dundee Business School.
Reasons for re-election: David is an experienced executive and non-executive Director, having held a number of board appointments across a variety of sectors, including insurance and asset management. He adds to the Board discussion through his experience in delivering significant performance improvements, delivering strategic change and in financial reporting. His extensive experience in stakeholder management and financial reporting means that he is well placed to act as our Senior Independent non-executive Director and to lead the Group Audit Committee.

Save as disclosed above and in Appendix 9 there are no further matters or particulars required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules").

HSBC Holdings plc
Notice of the 2023 Annual General Meeting and Explanatory Notes

Notice is hereby given that the 2023 Annual General Meeting of HSBC Holdings plc will be held at The Eastside Rooms, 2 Woodcock Street, Birmingham, B7 4BL, United Kingdom on Friday, 5 May 2023 at 11.00am London time (6.00pm Hong Kong time) in accordance with the information set out on pages 17 to 21 and in Appendix 10 on page 34. Facilities will be made available to allow shareholders to attend, participate and vote electronically at the AGM and to ask questions in real time should they wish to do so. Further information on how to join the meeting electronically can be found on pages 20 to 21.

Resolutions numbered 1 to 7, 10 and 13 will be proposed as ordinary resolutions and those numbered 8, 9, 11, 12, 14 to 18 will be proposed as special resolutions. For ordinary resolutions to be passed, more than half of the votes cast must be in favour of the resolution, while in the case of special resolutions to be passed, at least three-quarters of the votes cast must be in favour of the resolution.

The explanatory notes should be read in conjunction with the 2022 Annual Report & Accounts. This Notice of AGM, the 2022 Annual Report & Accounts and the 2022 Strategic Report are available at www.hsbc.com.

For the purpose of this Notice, the issued share capital (excluding treasury shares) of the Company on 9 March 2023, being the latest practicable date prior to the printing of this document, was 19,971,279,372 ordinary shares of US$0.50 each and carrying one vote each with total voting rights of 19,971,279,372.

1.     Annual Report & Accounts*

To receive the Annual Accounts and Reports of the Directors and of the Auditor for the year ended 31 December 2022.

The purpose of this resolution is for shareholders to receive and consider the Annual Accounts and the Reports of the Directors and of the Auditor for the year ended 31 December 2022.

2.     Directors' Remuneration Report*

To approve the 2022 Directors' Remuneration Report set out on pages 276 to 301 of the Annual Report & Accounts for the year ended 31 December 2022, excluding the summary of the Directors' Remuneration Policy on page 280.

The purpose of this resolution is to seek shareholder approval of the 2022 Directors' Remuneration Report for the year ended 31 December 2022 (other than the summary of the Directors' Remuneration Policy on page 280 of the 2022 Annual Report & Accounts). The 2022 Directors' Remuneration Report is on pages 276 to 301 of the 2022 Annual Report & Accounts. The actual remuneration paid to Directors in 2022 was made within the boundaries of the 2022 Directors' Remuneration Policy which was approved by shareholders at the 2022 Annual General Meeting for a period of three years and is, therefore, not required to be put to shareholders for approval at this AGM. It will be put to shareholders for approval again no later than the 2025 Annual General Meeting. The vote on the 2022 Directors' Remuneration Report is advisory in nature and cannot impact what is paid under the shareholder-approved 2022 Directors' Remuneration Policy.

3.     Election and re-election of Directors*

To elect by separate resolutions each of:

 (a)   Geraldine Buckingham;
 (b)   Georges Elhedery;
    (c)    Kalpana Morparia;

To re-elect by separate resolutions each of:

(d)   Rachel Duan;
(e)   Dame Carolyn Fairbairn;
(f)    James Forese;
(g)   Steven Guggenheimer;
(h)   Dr José Antonio Meade Kuribreña;
(i)    Eileen Murray;
(j)    David Nish;
(k)   Noel Quinn; and
(l)    Mark E Tucker.

Directors' biographies
Brief biographical details of each of the Directors standing for election and re-election, as at 9 March 2023 (being the latest practicable date prior to the printing of this document), are set out on pages 3 to 6.

Appointment
Appointments to the Board are made on merit and candidates are considered against objective criteria determined with reference to the Board's skills matrix, having due regard to the benefits of diversity in line with the Board's Diversity and Inclusion Policy. The Nomination & Corporate Governance Committee (the "Committee") leads the Board appointment process, agrees the criteria for any appointments and engages independent external search consultants, as required. At the conclusion of this process, the Committee nominates potential candidates for appointment to the Board. In the exercise of its responsibilities, the Committee regularly reviews the Board's structure, size and composition, including skills, knowledge, experience, independence and diversity.

Diversity
The biography of each Director located on pages 3 to 6 can be used to assess how each individual contributes to the diversity of the Board.

Independence
The Board has concluded that all of the non-executive Directors standing for election or re-election at the AGM are independent in character and judgement.

When considering independence, the Board calculates the length of service of a non-executive Director by reference to the date of their election by shareholders following their appointment. The Board has determined that there are no relationships or circumstances which are likely to affect the judgement of any of the non-executive Directors. Any relationships or circumstances which could appear to do so are not considered to be material. Each of the Directors standing for election or re-election has confirmed that they have no material relationship with another Director, a member of senior management or any substantial or controlling shareholder of the Company. Each of the Independent non-executive Directors standing for election or re-election at the AGM has confirmed their independence pursuant to Rule 3.13 of the Hong Kong Listing Rules.

Election of new Directors
Geraldine Buckingham, Georges Elhedery and Kalpana Morparia will offer themselves for election as Directors at this AGM having been appointed to the Board on 1 May 2022, 1 January 2023 and 1 March 2023, respectively. Geraldine and Kalpana were appointed as Independent non-executive Directors and Georges Elhedery was appointed to the role of Executive Director and Group Chief Financial Officer.

Time commitment
The Board, both prior to a Director's appointment and when nominating a Director for election or re-election, enquires and obtains assurance, that each Director is, or will be, capable of contributing the time expected of him or her and time that may be unanticipated should additional demands be placed on him or her in relation to HSBC or in relation to his or her other commitments.

The Board has carefully considered the other commitments held by the Directors and has applied the same standard of enquiry for each of them. Our focus is to determine the ability of each Director to commit sufficient time to fulfil their individual obligations, rather than a strict adherence to a numeric count of directorships. Where Directors hold other roles either outside of or elsewhere within the Group, or prior to accepting any additional roles, particular attention is paid to ensure that they are able to commit sufficient time to the Company.

As a non-executive Director and as Co-Chair of the Technology Governance Working Group, Steven Guggenheimer's expected time commitment for his roles on the Board total approximately 105 days per annum. In advance of Steven's appointment to the BT Group plc board with effect from 1 October 2022, and with reference to his other appointments, the Board considered Steven's ability to commit sufficient time in order to fulfil his roles at HSBC. It was concluded that Steven's acceptance of this role would not impact his commitment to the Group, which remains his primary appointment. In reaching this conclusion, the Board noted that the Software Acquisition Group Inc., a special purpose acquisition company, was inactive and was expected to remain inactive through 2023.

Due to prior commitments, James Forese was unable to attend the ad hoc Board meeting held on 10 February 2022, Eileen Murray was unable to attend the Board meeting held on 28 March 2022 and Steven Guggenheimer was unable to attend the Board meeting held on 2 November 2022.

Tenure
Non-executive Directors are appointed for an initial three-year term and, subject to re-election by shareholders at each AGM, are typically expected to serve two three-year terms. The Board may invite a Director to serve additional periods. Any term beyond six years is subject to a particularly rigorous review by the Committee, with any appointment beyond six years to be for a rolling one-year term and subject to thorough review and challenge with reference to the needs of the Board.

In view of the importance of continuity for key roles on the Board, particularly given the current economic and geopolitical environment, the Committee agreed that David Nish's appointment should be extended for a further year to the 2024 AGM, subject to his re-election by shareholders. In taking this decision, the Committee considered the need for an effective transition in relation to the Senior Independent Director and Chair of the Group Audit Committee roles, both of which David currently holds. It is the Board's strong belief that this extension of David's appointment, given his performance and contribution to the Board during 2022, is in the best interests of the Group and all of its stakeholders.

The biographies on pages 3 to 6 set out the skills and experience which underpin the contribution that each Director brings to the Board for the long-term sustainable success of the Company. Based upon the review undertaken, the Board has satisfied itself that each of the Directors are fully able to discharge their duties to the Company and that they each have sufficient capacity to meet their commitments to the Company. The Board has therefore concluded that all of the Directors should offer themselves for election or re-election in accordance with the Group's regular practice. Jackson Tai is retiring at the conclusion of the AGM and is not offering himself for re-election.

Non-executive Directors' fees
Following shareholder approval of the Directors' Remuneration Policy at the Annual General Meeting held on 29 April 2022, each non-executive Director receives a fee of £127,000 per annum. The Senior Independent non-executive Director receives a fee of £200,000 per annum in addition to his non-executive Director fee and the fees payable for the Chairmanship or membership of Board Committees as applicable. The non-executive Group Chairman receives a fee of £1.5 million per annum. There have been no changes to the above mentioned fees of the Group Chairman and non-executive Directors since 2019, apart from to the Senior Independent non-executive Director fee which changed in 2020.

The fees paid to non-executive Directors who are standing for election or re-election as members of Board Committees are set out in the table below (these Board Committees' fees and Board fees are pro-rated for part year service where relevant).

James Forese is Chairman of HSBC North America Holdings Inc and receives an annual fee of US$550,000 which was approved by the shareholder and authorised by the Board of HSBC North America Holdings Inc.

	Fees(per annum)
Committee*	Chair	Member	Committee members standing for election or re-election**
Group Audit Committee	£75,000	£40,000	David Nish (Chair), Rachel Duan, James Forese and Eileen Murray
Group Risk Committee	£150,000	£40,000	James Forese (Chair), Geraldine Buckingham, Dame Carolyn Fairbairn, Steven Guggenheimer, Kalpana Morparia and David Nish
Group Remuneration Committee	£75,000	£40,000	Dame Carolyn Fairbairn (Chair), Geraldine Buckingham, Rachel Duan and Dr José Antonio Meade Kuribreña
Nomination & Corporate Governance Committee	N/A***	£33,000	Mark E Tucker (Chair), Geraldine Buckingham, Rachel Duan, Dame Carolyn Fairbairn, James Forese, Steven Guggenheimer, Dr José Antonio Meade Kuribreña, Kalpana Morparia, Eileen Murray and David Nish
Technology Governance Working Group****	£60,000	£30,000	Eileen Murray (co-Chair) and Steven Guggenheimer (co-Chair)

*   For further details of the roles and accountabilities of each of these Board Committees, see pages 259 to 301 of the 2022 Annual Report & Accounts. Details of the role of the Technology Governance Working Group are set out on page 251 of the 2022 Annual Report & Accounts.

** The table does not include Committee members retiring and not standing for re-election at the 2023 AGM, and outlines the membership of each Committee with effect from the conclusion of the AGM.

***  The Group Chairman serves as the Chair of the Nomination & Corporate Governance Committee and receives no additional fee in respect of this position.

****     Following Jack Tai's retirement from the Board at the conclusion of the 2023 AGM, with the exception of Eileen Murray and Steven Guggenheimer who will continue to jointly chair the Technology Governance Working Group, no other HSBC Holdings plc non-executive Director will be a member of the Working Group. The members will include other non-executive Directors representing our US, UK, European & Asian principal subsidiaries.

In June 2022, José Meade was appointed to the newly created role of designated workforce engagement non-executive Director and receives an annual fee of £40,000. In this role, he will lead our workforce engagement on behalf of the Board, supported by the Corporate Governance and Secretariat and Human Resources functions. Further details on the role and initial areas of focus are set out on pages 253 to 254 of the 2022 Annual Report & Accounts.

Non-executive Directors also receive a travel allowance of £4,000 per annum towards the additional time commitment required for travel. During periods when the Board is unable to travel, non-executive Directors will not receive this allowance.

Non-executive Directors' terms of appointment
Non-executive Directors do not have service agreements, but are bound by letters of appointment issued for and on behalf of the Company. Subject to their re-election by shareholders, the terms of appointment of the non-executive Directors will expire at the conclusion of the Annual General Meetings held in the following years: Geraldine Buckingham, Kalpana Morparia and David Nish - 2023; Mark E Tucker, James Forese, Steven Guggenheimer and Eileen Murray - 2024; and Dr José Antonio Meade Kuribreña, Rachel Duan and Dame Carolyn Fairbairn - 2025.

Geraldine Buckingham and Kalpana Morparia were appointed following the 2022 AGM and therefore their initial three-year appointment terms are subject to approval of their election by shareholders at the 2023 AGM. Their initial three-year term of appointment will end at the conclusion of the 2026 AGM, subject to annual re-election by shareholders' at the relevant AGMs.

Executive Directors' service contracts and remuneration
The executive Directors have rolling service contracts with a notice period of 12 months for either party. The dates of the service contracts are:

Noel Quinn   18 March 2021
Georges Elhedery 1 January 2023

Under the terms of their employment, Noel Quinn and Georges Elhedery each receive fixed pay consisting of base salary, cash in lieu of pension and fixed pay allowance and are eligible to receive discretionary variable pay awards.

There was no increase to the base salary for Noel Quinn for 2023, which remained as £1,336,000. The base salary for Georges Elhedery was set at £780,000 on appointment and has not changed for 2023. Noel Quinn and Georges Elhedery receive cash in lieu of pension allowance at 10 per cent of base salary. Fixed pay allowances delivered in shares (net of shares sold to cover any income tax and social security) will be subject to a retention period. Shares will be released annually on a pro rata basis over five years starting from the March immediately following the end of the financial year in respect of which the shares are granted. The fixed pay allowance paid to Noel Quinn is £1,700,000 per annum and for Georges Elhedery is £1,085,000 per annum.

Further details of the Directors' emoluments are set out in the 2022 Directors' Remuneration Report contained in the 2022 Annual Report & Accounts on pages 276 to 301.

The Directors as at the date of this document are: Geraldine Buckingham†, Rachel Duan†, Georges Elhedery, Carolyn Julie Fairbairn†, James Anthony Forese†, Steven Guggenheimer†, José Antonio Meade Kuribreña†, Kalpana Morparia†, Eileen K Murray†, David Nish†, Noel Quinn, Jackson Tai†, and Mark E Tucker*.

* Non-executive Group Chairman

† Independent non-executive Director

4.     Re-appointment of Auditor*

To re-appoint PricewaterhouseCoopers LLP as Auditor of the Company, to hold office from the conclusion of this meeting until the conclusion of the next general meeting of the Company at which accounts are laid.

The current appointment of PricewaterhouseCoopers LLP ("PwC") as Auditor of the Company terminates at the conclusion of this year's AGM.

PwC has expressed its willingness to continue in office. The Group Audit Committee and the Board have recommended that PwC be re-appointed until the conclusion of the next general meeting of the Company at which accounts are laid.

Following the conclusion of a formal competitive audit tender process, and subject to annual shareholder approval, the Board has approved the re-appointment of PwC as Auditor of the Company for 2025 to 2034, at which point the Company is required to rotate Auditor in accordance with UK requirements. Details of the audit tender process are set out in the 2022 Annual Report & Accounts on page 267.

5.     Remuneration of Auditor*

To authorise the Group Audit Committee to determine the remuneration of the Auditor.

The Directors may set the remuneration of the Auditor if authorised to do so by the shareholders. The Board have recommended that the Group Audit Committee be authorised to determine the remuneration of PwC. This resolution seeks authority for the Group Audit Committee to set the remuneration of the Auditor for 2023. An analysis of the remuneration paid in respect of audit and non-audit services provided by our Auditor and their affiliates for each of the past three years is disclosed on page 356 in the 2022 Annual Report & Accounts.

6.     Political Donations*

THAT in accordance with sections 366 and 367 of the UK Companies Act 2006 (the "Act") the Company, and any company which is a subsidiary of the Company at any time during the period for which this resolution has effect, be authorised to:

a)
make political donations to political parties and/or independent election candidates, not exceeding £200,000 in total;

b)
make political donations to political organisations other than political parties, not exceeding £200,000 in total; and

c)
incur political expenditure, not exceeding £200,000 in total,

in each case during the period starting on the date of the passing of this Resolution 6 and expiring at the conclusion of the Annual General Meeting of the Company to be held in 2024 or at the close of business on 30 June 2024, whichever is earlier, provided the aggregate amount of any such donations and expenditure shall not exceed £200,000 during the period for which this Resolution 6 has effect. For the purposes of this resolution, the terms 'political donations', 'political parties', 'independent election candidates', 'political organisations' and 'political expenditure' shall have the meanings given to them by sections 363 to 365 of the Act.

The UK Companies Act 2006 (the "Act") requires companies to obtain shareholder authority for donations to registered political parties and other political organisations, totalling more than £5,000 in any 12 month period and for any political expenditure, subject to limited exceptions.

In accordance with Group policy, HSBC does not make any political donations or incur political expenditure within the ordinary meaning of those words. We have no intention of altering this policy. However, the definitions of political donations, political parties, political organisations and political expenditure used in the Act are very wide. As a result, they may cover routine activities that form part of the normal business activities of the Group and are an accepted part of engaging with stakeholders to ensure that issues and concerns which affect the Group's operations are considered and addressed, but which would not be considered as political donations or political expenditure in the ordinary sense of those words. Activities including contributions to or support for bodies such as those concerned with policy review and law reform or with the representation of the business community or sections of it may be deemed to be political donations or expenditure as defined by the Act. The activities referred to above are not designed to influence public support for any political party or political outcome. The authority is being sought on a precautionary basis only to ensure that neither the Company nor any of its subsidiaries inadvertently breaches the Act. Resolution 6 proposes a cap of £200,000 per category of political donation or expenditure subject to an aggregate overall cap of £200,000 per annum for all such political donations and expenditure.

If Resolution 6 is passed, this authority will be effective until the conclusion of the 2024 Annual General Meeting or the close of business on 30 June 2024, whichever is the earlier.

7.     Authority to allot shares*

THAT the Directors be generally and unconditionally authorised pursuant to and for the purposes of section 551 of the UK Companies Act 2006 (the "Act") to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company:

(a) up to an aggregate nominal amount of US$1,997,127,937 (such amount to be restricted to the extent that any allotments or grants are made under paragraphs (b) or (c) of this resolution so that in total no more than US$3,328,546,562 can be allotted or granted under paragraphs (a) and (b) of this resolution and no more than US$6,657,093,124 can be allotted under paragraphs (a), (b) and (c) of this resolution); and

(b) up to an aggregate nominal amount of US$3,328,546,562 (such amount to be restricted to the extent that any allotments or grants are made under paragraphs (a) or (c) of this resolution so that in total no more than US$3,328,546,562 can be allotted or granted under paragraphs (a) and (b) of this resolution and no more than US$6,657,093,124 can be allotted under paragraphs (a), (b) and (c) of this resolution) in connection with an offer or invitation to:

    (i)     holders of ordinary shares in proportion (as nearly as may be practicable) to the respective number of ordinary shares held by them; and

    (ii)   holders of other securities, bonds, debentures or warrants which, in accordance with the rights attaching thereto, are entitled to participate in such an offer or invitation or as the Directors consider necessary, but in each case subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to record dates, fractional entitlements, treasury shares or securities represented by depositary receipts or having regard to any restrictions, obligations, practical or legal problems under the laws of or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and

(c) comprising equity securities (as defined in section 560 of the Act) up to an aggregate nominal amount of US$6,657,093,124 (such amount to be restricted to the extent that any allotments or grants are made under paragraphs (a) or (b) of this resolution so that in total no more than US$6,657,093,124 can be allotted under paragraphs (a), (b) and (c) of this resolution) in connection with a rights issue to:

i.
holders of ordinary shares in proportion (as nearly as may be practicable) to the respective number of ordinary shares held by them; and

ii.
holders of other securities, bonds, debentures or warrants which, in accordance with the rights attaching thereto, are entitled to participate in such an issue or as the Directors consider necessary,

but in each case subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to record dates, fractional entitlements, treasury shares or securities represented by depositary receipts or having regard to any restrictions, obligations, practical or legal problems under the laws of or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and

(d) up to an aggregate nominal amount of £150,000 (in the form of 15,000,000 non-cumulative preference shares of £0.01 each), €150,000 (in the form of 15,000,000 non-cumulative preference shares of €0.01 each) and US$150,000 (in the form of 15,000,000 non-cumulative preference shares of US$0.01 each), provided that, unless previously renewed, varied or revoked by the Company in general meeting, such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2024 or at the close of business on 30 June 2024, whichever is the earlier, save that this authority shall allow the Company before the expiry of this authority to make offers, and enter into agreements, which would, or might, require shares to be allotted or rights to subscribe for, or to convert any security into, shares to be granted after the authority expires and the Directors may allot shares or grant rights to subscribe for, or to convert any security into, shares (as the case may be) in pursuance of such offers or agreements as if the authority conferred hereby had not expired.

This year, the Directors are again seeking authority under section 551 of the Act to allot shares up to an aggregate total nominal amount of two-thirds of the Company's issued ordinary share capital subject to the restrictions set out below. The authority given to the Directors at the 2022 Annual General Meeting will expire at the conclusion of the 2023 AGM. Resolution 7 will give the Directors authority to allot new ordinary shares (or rights to ordinary shares) of up to an aggregate nominal amount of US$6,657,093,124, representing two-thirds of the Company's issued ordinary share capital. However, that authority is limited as follows:

a)
under paragraph (a) of Resolution 7, up to an aggregate nominal amount of US$1,997,127,937, representing approximately 20 per cent of the Company's issued ordinary share capital, may be used for general allotments;

b)
under paragraph (b) of Resolution 7, the Directors would have authority to make allotments which exceed the 20 per cent authority in paragraph (a) of Resolution 7 in connection with a pre-emptive offering such as a rights issue, open offer or a scrip dividend up to an aggregate nominal amount, when combined with allotments made under paragraph (a), of US$3,328,546,562. This represents approximately one-third of the issued ordinary share capital of the Company; and

c)
under paragraph (c) of Resolution 7, the Directors would have authority to allot up to an aggregate nominal amount of US$6,657,093,124 in connection with a rights issue only. This represents approximately two-thirds of the Company's issued ordinary share capital. Any allotments or grants under paragraphs (a) or (b) of Resolution 7 will reduce the level of this two-thirds authority.

In Resolution 7 paragraph (d), the Board is again seeking authority to issue sterling, US dollar and euro preference shares without having first to obtain the consent of shareholders at a general meeting. These preference shares were created to underpin issues of preferred securities, which are a tax efficient form of regulatory capital. If approved by shareholders, this authority will give Directors the flexibility to raise regulatory capital should circumstances so require. If any preference shares were to be issued they would, subject to regulatory approval, be redeemable at the Company's option and carry no voting rights other than in exceptional circumstances, but would rank in priority to the Company's ordinary shares with respect to participation in any return of capital.

Other than pursuant to the Company's employee share plans, the Board has no present intention of issuing any shares pursuant to the authority in Resolution 7.

If granted, this authority will be effective until the conclusion of the 2024 Annual General Meeting or the close of business on 30 June 2024, whichever is the earlier.

As at 9 March 2023, being the latest practicable date prior to printing of this document, the Company held 325,273,407 of its ordinary shares in treasury, representing 1.60 per cent of the issued ordinary share capital (including treasury shares) and 1.63 per cent of the issued ordinary share capital (excluding treasury shares).

8.     Disapplication of pre-emption rights#

THAT if Resolution 7 set out in the Notice convening this meeting is passed, the Directors be authorised to allot equity securities (as defined in section 560 of the UK Companies Act 2006 (the "Act")) for cash under the authority given by Resolution 7 and/or to sell shares held by the Company as treasury shares for cash as if section 561(1) of the Act did not apply to any such allotment or sale, such authority to be limited:

(a) to the allotment of equity securities and/or sale of treasury shares for cash in connection with any rights issue, or other offer or invitation (but in the case of the authority granted under paragraph (c) of Resolution 7, by way of a rights issue only) to:

i.
holders of ordinary shares in proportion (as nearly as may be practicable) to the respective number of ordinary shares held by them; and

ii.
holders of other securities, bonds, debentures or warrants which, in accordance with the rights attaching thereto, are entitled to participate in such an issue, offer or invitation or as the Directors consider necessary, but in each case subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to record dates, fractional entitlements, treasury shares or securities represented by depositary receipts or having regard to any restrictions, obligations, practical or legal problems under the laws of or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and

(b) to the allotment of equity securities and/or sale of treasury shares (otherwise than under paragraph (a) above) up to an aggregate nominal amount of US$499,281,984,

provided that unless previously renewed, varied or revoked by the Company in general meeting, such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2024 or at the close of business on 30 June 2024, whichever is the earlier, save that this authority shall allow the Company before expiry of this authority to make offers, and enter into agreements, which would or might require equity securities to be allotted (or treasury shares to be sold) after the authority expires and the Directors may allot equity securities (or sell treasury shares) under any such offer or agreement as if the authority had not expired.

Resolution 8 is to approve the disapplication of statutory pre-emption rights under the Act in respect of certain allotments of shares made under the authorities in Resolution 7. If the Directors wish to exercise the authority under Resolution 7 and offer shares (or sell any shares which the Company may purchase or elect to hold as treasury shares) for cash, the Act requires that unless shareholders have given specific authority for the disapplication of their statutory pre-emption rights, the new shares must be offered first to existing shareholders in proportion to their existing shareholdings. Resolution 8 seeks to give the Directors flexibility, in certain circumstances, to allot new shares (or to grant rights over shares) for cash or to sell treasury shares for cash without first offering them to existing shareholders in proportion to their holdings.

Resolution 8 also seeks to give the Directors additional flexibility in the context of pre-emptive offerings such as a rights issue, open offer, or scrip dividend, to deal with legal or practical difficulties in countries outside the UK which prevent the offer being made on a purely pro rata basis. It also seeks a disapplication of pre-emption rights in respect of allotments or sales of treasury shares for cash up to an aggregate nominal amount of US$499,281,984, representing a further five per cent of the Company's issued ordinary share capital.

The Directors are aware of the revised Statement of Principles and new template resolutions published by the Pre-emption Group in November 2022 (the "Pre-emption Group's Statement of Principles") and the revised guidelines on share capital management issued by the UK's Investment Association (the "IA Guidelines") which include an increase in the dis-application of pre-emption rights limit. The Directors have decided that they do not wish to increase the dis-application threshold at the current time but will keep emerging market practice under review. The Directors confirm that in considering the exercise of the authority under this Resolution 8, they intend to follow the shareholder protections in Part 2B of the Pre-emption Group's Statement of Principles to the extent reasonably practicable.

Other than allotments under employee share plans, the Board has no present intention of issuing any further ordinary shares pursuant to the authority in Resolution 8. No issue will be made which would effectively change the control of the Company or the nature of its business without the prior approval of shareholders at a general meeting.

If granted, the authority sought in Resolution 8 will be effective until the conclusion of the 2024 Annual General Meeting or the close of business on 30 June 2024, whichever is the earlier.

In addition, the Company is seeking authority under Resolutions 13 and 14 to allot shares or rights to subscribe for shares in connection with the issue of Contingent Convertible Securities ("CCSs"), and to disapply statutory pre-emption rights in respect of such allotment, in each case up to an amount equivalent to approximately 20 per cent of the Company's issued ordinary share capital. Assuming Resolutions 13 and 14 are passed, the authority sought under Resolutions 7, 8 and 9 would not be utilised for the purpose of the issuance of CCSs.

Unless otherwise stated, references in these Explanatory Notes to the issued ordinary share capital, and to percentages or fractions of the issued ordinary share capital, are to the issued ordinary share capital of the Company (calculated exclusive of treasury shares) as at 9 March 2023, being the latest practicable date prior to printing this document.

9.     Further disapplication of pre-emption rights for acquisitions#

THAT if Resolution 7 set out in the Notice convening this meeting is passed, the Directors be authorised (in addition to any authority granted under Resolution 8 set out in the Notice convening this meeting) to allot equity securities (as defined in section 560 of the UK Companies Act 2006 (the "Act")) for cash under the authority given by Resolution 7 and/or to sell shares held by the Company as treasury shares for cash as if section 561(1) of the Act did not apply to any such allotment or sale, such authority to be:

(a) limited to the allotment of equity securities and/or sale of treasury shares up to a nominal amount of US$499,281,984; and

(b) used only for the purposes of financing (or refinancing, if the authority is to be used within 12 months after the original transaction) a transaction which the Directors determine to be either an acquisition or a specified capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of the Notice convening the meeting, provided that unless previously renewed, varied or revoked by the Company in general meeting, such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2024 or at the close of business on 30 June 2024, whichever is the earlier, save that this authority shall allow the Company before expiry of this authority to make offers, and enter into agreements, which would or might require equity securities to be allotted (or treasury shares to be sold) after the authority expires and the Directors may allot equity securities (or sell treasury shares) under any such offer or agreement as if the authority had not expired.

Resolution 9 also seeks to approve the disapplication of statutory pre-emption rights under the Act in respect of certain allotments of shares made under the authorities in Resolution 7.

Resolution 9 is proposed as a separate resolution to Resolution 8, to authorise the Directors to allot an additional quantity of shares (or sell treasury shares) for cash otherwise than to existing shareholders pro rata to their holdings up to an aggregate nominal amount of US$499,281,984, representing a further five per cent of the Company's issued share capital. The additional authority in this Resolution 9 may be used only in connection with the financing (or refinancing) of an acquisition or specified capital investment.

In accordance with the Pre-Emption Group's Statement of Principles, the Directors confirm that they intend to use the authority sought in Resolution 9 only in connection with such an acquisition or specified capital investment which is announced contemporaneously with the issue, or which has taken place in the preceding 12 month period and is disclosed in the announcement of the issue, and will provide shareholders with information regarding the transaction if the authority is used. The Directors confirm that in considering the exercise of the authority under this Resolution 9, they intend to follow the shareholder protections in Part 2B of the Pre-emption Group's Statement of Principles to the extent reasonably practicable.

Other than allotments under employee share plans, the Board has no present intention of issuing any further ordinary shares pursuant to the authority in Resolution 9. No issue will be made which would effectively change the control of the Company or the nature of its business without the prior approval of shareholders at a general meeting.

If granted, the authority sought in Resolution 9 will be effective until the conclusion of the 2024 Annual General Meeting or the close of business on 30 June 2024, whichever is the earlier.

10. Addition of any repurchased shares to general authority to allot shares*

THAT the authority granted to the Directors to allot shares or grant rights to subscribe for, or convert any security into, shares in the Company pursuant to paragraph (a) of Resolution 7 set out in the Notice convening this meeting be extended by the addition of such number of ordinary shares of US$0.50 each representing the nominal amount of the Company's share capital repurchased by the Company under the authority granted pursuant to Resolutions 11 and 12 set out in the Notice convening this meeting, to the extent that such extension would not result in any increase in the authority to allot shares or grant rights to subscribe for, or convert securities into, shares pursuant to paragraphs (b) and (c) of Resolution 7 set out in the Notice convening this meeting.

Resolution 10 seeks to extend the Directors' authority to allot shares and grant rights to subscribe for or convert any security into shares pursuant to paragraph (a) of Resolution 7 to include the shares repurchased by the Company under the authority sought by Resolutions 11 and 12. This is permitted by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules").

11. Purchases of Ordinary Shares by the Company#

THAT the Company be and is hereby generally and unconditionally authorised for the purposes of section 701 of the UK Companies Act 2006 (the "Act") to make market purchases (within the meaning of section 693(4) of the Act) of Ordinary Shares of US$0.50 each ("Ordinary Shares") and on such terms and in such manner as the Directors shall from time to time determine provided that:

(a)
the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 1,997,127,937 Ordinary Shares, such limit to be reduced by the number of Ordinary Shares purchased from time to time pursuant to the authority granted by Resolution 12;

(b)
the minimum price (exclusive of expenses) which may be paid for each Ordinary Share is US$0.50 or the equivalent in the relevant currency in which the purchase is effected calculated by reference to the spot rate of exchange for the purchase of United States dollars with such other currency as quoted by HSBC Bank plc in the London Foreign Exchange Market at or about 11.00am London time on the business day (being a day on which banks are ordinarily open for the transaction of normal banking business in London) prior to the date on which the Ordinary Share is contracted to be purchased, in each case such rate to be the rate as conclusively certified by an officer of HSBC Bank plc;

(c)
the maximum price (exclusive of expenses) which may be paid for each Ordinary Share is the lower of (i) 105 per cent of the average of the middle market quotations for the Ordinary Shares (as derived from the Daily Official List of the London Stock Exchange plc) for the five dealing days immediately preceding the day on which the Ordinary Share is contracted to be purchased, or (ii) 105 per cent of the average of the closing prices of the Ordinary Shares on The Stock Exchange of Hong Kong Limited for the five dealing days immediately preceding the day on which the Ordinary Share is contracted to be purchased, in each case converted (where relevant) into the relevant currency in which the purchase is effected calculated by reference to the spot rate of exchange for the purchase of such currency with the currency in which the quotation and/or price is given as quoted by HSBC Bank plc in the London Foreign Exchange Market at or about 11.00am London time on the business day prior to the date on which the Ordinary Share is contracted to be purchased, in each case such rate to be the rate as conclusively certified by an officer of HSBC Bank plc;

(d)
unless previously renewed, revoked or varied by the Company in general meeting, this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2024 or at the close of business on 30 June 2024, whichever is the earlier; and

(e)
the Company may prior to the expiry of this authority make a contract or contracts to purchase Ordinary Shares under this authority which will or may be completed or executed wholly or partly after such expiry and may make a purchase of Ordinary Shares pursuant to any such contract or contracts as if the authority conferred hereby had not expired.

The purpose of the authority to be conferred by Resolution 11 is to enable the Company to make market purchases of its own shares. The maximum and minimum prices at which they may be bought, exclusive of expenses, are specified in the resolution.

These notes should be read together with the notes to Resolution 12 which relate to the ability of the Company to make off-market purchases (within the meaning of section 693(2) of the Act) of its own shares.

The Directors consider that it is appropriate to seek authority for the Company to make purchases under Resolutions 11 and 12 which together represent up to 10 per cent of its own Ordinary Shares. Any repurchases under the authority in Resolution 12 will reduce the available authority under this Resolution 11 and vice versa. The Company will consider share buy-backs in periods where we have an excess capital position absent compelling investment opportunities to deploy that excess. It remains the Directors' policy to maintain a strong capital base, a policy which has consistently been one of the Group's strengths. As the Group executes its strategy, the appropriate level of capital to be held will be continually reviewed. Having these authorities will give Directors the flexibility, if they consider it in the interests of the Company and shareholders, to purchase Ordinary Shares in appropriate circumstances, for example, in the event that the Company is unable to deploy the retained capital to create incremental value for shareholders, subject to regulatory approval. The Company may decide to retain any shares it purchases as treasury shares with a view to a possible re-issue at a later date, transfer in connection with an employee scheme, or it may cancel the shares. The current intention is that all shares repurchased pursuant to Resolution 11 will be cancelled.

The Company exercised its authority to make market and off-market purchases of its own shares pursuant to the authority granted at last year's AGM, being the equivalent of this year's Resolutions 11 and 12. Under the buy-back announced on 3 May 2022 and completed on 28 July 2022 (the "2022 Buy-back"), the Company repurchased 156,673,157 of its ordinary shares, all of which were cancelled.

Under section 693 of the Act, the Company is only permitted to make market purchases of its Ordinary Shares on a recognised investment exchange. Of the venues where the Company's Ordinary Shares are listed, only the London Stock Exchange is currently designated as a recognised investment exchange.

If Resolution 11 is passed, the authority will be effective until the conclusion of the 2024 Annual General Meeting or the close of business on 30 June 2024, whichever is earlier.

Notes which apply to Resolutions 11 and 12
The Act permits the Company to elect to hold in treasury any Ordinary Shares it may repurchase, rather than automatically cancelling those shares. Approval has been received from the relevant regulatory authorities in Hong Kong to enable the Company to hold repurchased shares in treasury. The conditional waiver granted by The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") on 19 December 2005 was granted on the basis of certain agreed modifications to the Hong Kong Listing Rules applicable to the Company. Details of the modifications are available at www.hsbc.com and the Hong Kong Stock Exchange's HKEX news website at www.hkexnews.hk. Copies of the modifications are also available from the Group Company Secretary and Chief Governance Officer, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom and the Corporation Secretary and Regional Company Secretary Asia-Pacific, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong SAR.

Further details regarding the proposed authority to be given to the Company to purchase its own shares and the waiver granted by the Hong Kong Stock Exchange are set out in Appendix 2.

The total number of options to subscribe for Ordinary Shares outstanding on 9 March 2023, being the latest practicable date prior to printing of this document, was 112,872,950 which represented 0.57 per cent of the issued ordinary share capital (excluding treasury shares) as at that date. If the Company were to purchase the maximum number of Ordinary Shares permitted by Resolution 11 and Resolution 12, the options outstanding on 9 March 2023 would represent 0.63 per cent of the issued ordinary share capital (excluding treasury shares) as at 9 March 2023.

12. Approval of form of share repurchase contract#

THAT the terms of a share repurchase contract (in the form produced to the meeting and initialled by the Chairman for the purposes of identification) (the "Contract") providing for off-market purchases (within the meaning of section 693(2) of the UK Companies Act 2006) by the Company of its ordinary shares of US$0.50 each ("Ordinary Shares") pursuant to such Contract be and are hereby approved and the Company be and is hereby authorised to enter into and complete one or more Contracts between the Company and any or all of Merrill Lynch International and Morgan Stanley & Co. International plc, provided that:

a)
the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 1,997,127,937 Ordinary Shares, such limit to be reduced by the number of Ordinary Shares purchased from time to time pursuant to the authority granted by Resolution 11;

b)
the minimum price (exclusive of expenses) which may be paid for each Ordinary Share is US$0.50 or the equivalent in the relevant currency in which the purchase is effected calculated by reference to the spot rate of exchange for the purchase of United States dollars with such other currency as quoted by HSBC Bank plc in the London Foreign Exchange Market at or about 11.00am London time on the business day (being a day on which banks are ordinarily open for the transaction of normal banking business in London) prior to the date on which the Ordinary Share is contracted to be purchased, in each case such rate to be the rate as conclusively certified by an officer of HSBC Bank plc;

c)
the maximum price (exclusive of expenses) which may be paid for each Ordinary Share is the lower of (i) 105 per cent of the average of the middle market quotations for the Ordinary Shares (as derived from the Daily Official List of the London Stock Exchange plc) for the five dealing days immediately preceding the day on which the Ordinary Share is contracted to be purchased, or (ii) 105 per cent of the average of the closing prices of the Ordinary Shares on The Stock Exchange of Hong Kong Limited for the five dealing days immediately preceding the day on which the Ordinary Share is contracted to be purchased, in each case converted (where relevant) into the relevant currency in which the purchase is effected calculated by reference to the spot rate of exchange for the purchase of such currency with the currency in which the quotation and/or price is given as quoted by HSBC Bank plc in the London Foreign Exchange Market at or about 11.00am London time on the business day prior to the date on which the Ordinary Share is contracted to be purchased, in each case such rate to be the rate as conclusively certified by an officer of HSBC Bank plc;

d)
unless previously renewed, revoked or varied by the Company in general meeting, this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2024 or at the close of business on 30 June 2024, whichever is the earlier; and

e)
the Company may purchase Ordinary Shares under this authority which will or may be completed or executed wholly or partly after the expiry of the authority as if the authority conferred hereby had not expired.

As mentioned in the notes to Resolution 11, market purchases of a company's own shares may only be made on a recognised investment exchange. The Hong Kong Stock Exchange is not currently a recognised investment exchange. Therefore, in order to undertake share buy-backs on the Hong Kong Stock Exchange as well as in the UK, the Company needs to comply with specific procedures under the Act for "off market" purchases of shares. The Hong Kong Buy-backs (as defined below) will be an "On-market share buy-back" under the Hong Kong Listing Rules and the Hong Kong Codes on Takeovers and Mergers and Share Buy-backs and will comply with the requirements of Rule 10.06 of the Hong Kong Listing Rules (save to the extent set out below).

In order for the Company to carry out repurchases on the Hong Kong Stock Exchange ("Hong Kong Buy-backs") within the legal framework of the Act, the Company proposes to approve a form of repurchase contract (the "Contract") and the appointment of Merrill Lynch International and/or Morgan Stanley & Co. International plc (each a "Broker") separately under one or more Contracts which will provide that:

a)
the Broker will buy Ordinary Shares on the Hong Kong Stock Exchange on a principal basis; and

b)
the Broker will be contractually bound to on-sell all of the Ordinary Shares bought on the Hong Kong Stock Exchange to the Company at the same price at which the Broker purchased the Ordinary Shares.

The intention is for the Company to be able to carry out share buy-backs in the UK and Hong Kong. Any such buy-backs could be carried out in the UK and Hong Kong in parallel or separately. While it is possible that separate Brokers could be appointed to carry out a buy-back in each of the UK and Hong Kong, the Company will not appoint two Brokers to carry out a buy-back in the same market (e.g Hong Kong) at the same time. Under the 2022 Buy-back, the Company repurchased ordinary shares in the UK and Hong Kong in parallel.

Under any Contract, the relevant Broker will be appointed on an irrevocable, non-discretionary basis for a specified period to buy Ordinary Shares within certain parameters set out in the Schedule to the Contract. Subject to these parameters, decisions on when to buy or how much to pay for the Ordinary Shares will be made by the Broker independently of the Company.

The appointment of the Broker to manage the buy-back programme and take decisions independently of the Company is to ensure that the share buy-back fits within the parameters of the safe harbour in article 4 of the regulatory technical standards contained in Commission Delegated Regulation EU 2016/1052 as it applies in the UK (the "UK Buyback Safe Harbour"). The arrangements include the Broker taking the decision to buy the shares (with information barriers in place to ensure that the team at the Broker making the purchases does not have access to inside information or unpublished financial information of the Company) and the Company being under a pre-existing obligation to purchase whatever shares the Broker buys at the same price. This allows the buy-back to continue during the Company's closed periods prior to the announcement of its financial results and during periods when it has inside information. However, the Company would only enter into the Contract when it was outside a closed period and at a time when it was not in possession of inside information. As well as to fit within the parameters of the UK Buyback Safe Harbour (and equivalent safe harbours under the rules in the United States), this structure also ensures compliance with the Rule 10.06(2)(e) Waiver (as defined below) granted by the Hong Kong Stock Exchange which is described in further detail below.

The buying parameters set out in the Schedule to the Contract place certain restrictions on the price that the Broker may pay and the volume and speed with which it can make purchases. These restrictions are in place to comply with the UK Buyback Safe Harbour, equivalent safe harbours under the rules in the United States, the limits in Resolutions 11 and 12, the UK Listing Rules and the Hong Kong Listing Rules. These include restrictions to ensure that purchases on any day do not exceed 25% of the average daily trading volume for that venue, that the price paid on any venue is not higher than the last independent trade and the highest current independent bid on that venue, and that no purchases will be made as the opening transaction on a venue or in the last 10 minutes before the scheduled close of the primary trading session on that venue.

These arrangements are the same as those adopted by the Company for its previous buy-backs in the UK and Hong Kong.

On 8 February 2023, the Hong Kong Stock Exchange granted to the Company a waiver from strict compliance with Rule 10.06(2)(e) of the Hong Kong Listing Rules to enable it to conduct the Hong Kong Buy-backs during the Company's closed periods and when it is in possession of inside information provided that the Broker is appointed on an irrevocable non-discretionary basis during these periods ("Rule 10.06(2)(e) Waiver") and that the Hong Kong Buy-Back is subject to the purchase restrictions summarised above.

Approval of the form of the Contract and counterparties is not an approval of a specific share buy-back activity or the amount or timing of any repurchase activity. Ordinary Shares will be repurchased by the Company in accordance with a specific share buy-back activity or share buy-back programme if it is approved by the Board. There can be no assurance as to whether a Hong Kong Buyback will be used to repurchase any of the Ordinary Shares or, if a Hong Kong Buyback is used, the amount of any such buy-back or the prices at which such buy-back may be made. However, the maximum and minimum prices at which any buy-back may be made, exclusive of expenses, are specified in the resolution.

As mentioned in the notes to Resolution 11, the Company will consider share buy-backs in periods where we have an excess capital position absent compelling investment opportunities to deploy that excess. It remains the Directors' policy to maintain a strong capital base, a policy which has consistently been one of the Group's strengths. As the Group executes its strategy, the appropriate level of capital to be held will be continually reviewed. Having these authorities will give Directors the flexibility, if they consider it in the interests of the Company and shareholders, to purchase Ordinary Shares in appropriate circumstances, for example, in the event that the Company is unable to deploy the retained capital to create incremental value for shareholders, subject to regulatory approval. The Contract provides for any share repurchased under the Contract to be cancelled.

The Directors consider that it is appropriate to seek authority for the Company to make purchases under Resolutions 11 and 12 which together represent up to 10 per cent of its own Ordinary Shares.

The Directors' intention is only to use the authority under this resolution to carry out Hong Kong Buy-backs. If the Directors decided to exercise the authority given to them under this resolution, it may be exercised in conjunction with any repurchases under Resolution 11 or separately. Any repurchases under the authority in Resolution 11 will reduce the available authority under this Resolution 12 and vice versa.

As mentioned in the notes to Resolution 11, the Company exercised its authority to make market and off-market purchases of its own shares pursuant to the authority granted at last year's AGM, being the equivalent of this year's Resolutions 11 and 12. Under the 2022 Buy-back, the Company repurchased 156,673,157 of its ordinary shares, all of which were cancelled.

The disclosures contained in the notes to Resolution 11 under the heading "Notes which apply to Resolutions 11 and 12" apply equally to this Resolution.

Copies of the Contract and the list of proposed counterparties to such Contract will be made available for shareholders to inspect at the Company's registered office at 8 Canada Square, London E14 5HQ, United Kingdom from 24 March 2023 until the date of the AGM. Copies of the Contract and the list of repurchase counterparties will also be available for inspection at the AGM.

If Resolution 12 is passed, the authority will be effective and the Company may repurchase shares pursuant to the form of Contract with the relevant counterparties until the conclusion of the 2024 Annual General Meeting or the close of business on 30 June 2024, whichever is earlier.

13. Additional authority to allot equity securities in relation to the issue of Contingent Convertible Securities*

THAT in addition to any authority granted pursuant to Resolution 7 set out in the Notice convening this meeting, the Directors be generally and unconditionally authorised under and for the purposes of section 551 of the UK Companies Act 2006 (the "Act") to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company up to an aggregate nominal amount of US$1,997,127,937 in relation to any issue by the Company or any member of the Group of Contingent Convertible Securities ("CCSs") that automatically convert into or are exchanged for ordinary shares in the Company in prescribed circumstances where the Directors consider such an issue of CCSs would be desirable in connection with, or for the purposes of, complying with or maintaining compliance with regulatory capital requirements or targets applicable to the Group from time to time and otherwise on terms as may be determined by the Directors, provided that, unless previously renewed, varied or revoked by the Company in general meeting, such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2024 or at the close of business on 30 June 2024, whichever is the earlier, save that this authority shall allow the Company before the expiry of this authority to make offers, and enter into agreements, which would or might require shares to be allotted or rights to subscribe for, or to convert any security into, shares to be granted after the authority expires and the Directors may allot shares or grant rights to subscribe for, or to convert any security into, shares (as the case may be) in pursuance of such offers or agreements as if the authority conferred hereby had not expired.

Resolution 13 is to give the Directors the authority to allot shares and grant rights to subscribe for, or to convert, any security into ordinary shares in the Company up to an aggregate nominal amount of US$1,997,127,937 equivalent to approximately 20 per cent of the ordinary shares in issue on 9 March 2023, being the latest practicable date prior to printing this document. This authority relates to the issue of CCSs.

This should be read together with the notes to Resolution 14 which relate to the ability of the Company to allot CCSs, or shares issued upon conversion or exchange of CCSs, without the need to first offer them to existing shareholders.

CCSs are debt securities which benefit from a specific regulatory capital treatment under European Union and United Kingdom legislation. They are treated as Additional Tier 1 Capital and, as a banking group, HSBC is able to hold a certain amount of its Tier 1 Capital in the form of Additional Tier 1 Capital. The CCSs will be converted or exchanged into ordinary shares if a defined trigger event occurs (which currently is the HSBC Group's Common Equity Tier 1 Capital ratio falling below 7 per cent). Issuing CCSs gives the Company greater flexibility to manage its capital in the most efficient and economic way for the benefit of the shareholders. Please see Appendix 1 for more information on CCSs.

This authority is in addition to the authority proposed in Resolutions 7, 8 and 9, which contain the general authority sought on an annual basis in line with IA Guidelines and the Hong Kong Listing Rules.

If Resolutions 13 and 14 are passed, the Company will only issue CCSs pursuant to the authority granted under these resolutions and not under the authority granted under Resolutions 7, 8 and 9. Although the authority in Resolutions 13 and 14 is not contemplated by the IA Guidelines, it has previously been discussed with the Investment Association with no-objection.

The authorities in Resolutions 13 and 14 will be utilised as considered desirable to comply with or maintain compliance with the regulatory capital requirements arising in connection with the relevant European Union and United Kingdom legislation and the prudential regulatory requirements imposed by the Prudential Regulation Authority ("PRA") and only for those purposes. The Company will not utilise the authority in Resolutions 13 and 14 to issue new securities for any other purposes. However, pursuant to the authority under Resolutions 13 and 14, the Company may issue additional securities in order to manage the redemption of outstanding CCSs.

The authority in Resolution 13 would be effective until the conclusion of the Company's 2024 Annual General Meeting or the close of business on 30 June 2024, whichever is the earlier. The Directors expect to seek similar authorities on an annual basis.

14. Limited disapplication of pre-emption rights in relation to the issue of Contingent Convertible Securities#

THAT if Resolution 13 set out in the Notice convening this meeting is passed, the Directors be authorised (in addition to any authority granted under Resolutions 8 and 9 set out in the Notice convening this meeting) to allot equity securities (as defined in section 560 of the UK Companies Act 2006 (the "Act")) for cash under the authority given by Resolution 13 and/or to sell shares held by the Company as treasury shares for cash as if section 561(1) of the Act did not apply to any such allotment or sale, provided that, unless previously renewed, varied or revoked by the Company in general meeting, such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2024 or at the close of business on 30 June 2024, whichever is the earlier, save that this authority shall allow the Company before expiry of this authority to make offers, and enter into agreements, which would or might require equity securities to be allotted (or treasury shares to be sold) after the authority expires and the Directors may allot equity securities (or sell treasury shares) under any such offer or agreement as if the authority had not expired.

The effect of Resolution 14 is to give the Directors' authority to allot CCSs, or shares issued upon conversion or exchange of CCSs, without the need to first offer them to existing shareholders. If passed, Resolution 14 will authorise the Directors to allot shares and grant rights to subscribe for, or to convert any security into, shares in the Company (or to sell treasury shares held by the Company following any purchase of its own shares) on a non-pre-emptive basis up to an aggregate nominal amount of US$1,997,127,937, representing approximately 20 per cent of the ordinary shares in issue on 9 March 2023 such authority to be exercised in connection with the issue of CCSs.

As at 9 March 2023, being the latest practicable date prior to printing of this document, the Company held 325,273,407 of its ordinary shares in treasury, representing 1.60 per cent of the issued ordinary share capital (including treasury shares) and 1.63 per cent of the issued ordinary share capital (excluding treasury shares).

As mentioned in the notes to Resolution 13, the authorities in Resolutions 13 and 14 will be utilised as considered desirable to comply with or maintain compliance with the regulatory capital requirements arising in connection with the relevant European Union and United Kingdom legislation and the prudential regulatory requirements imposed by the PRA and only for those purposes. The Company will not utilise the authority in Resolutions 13 and 14 to issue new securities for any other purposes. However, pursuant to the authority under Resolutions 13 and 14, the Company may issue additional securities in order to manage the redemption of outstanding CCSs.

The authority in Resolution 14 would be effective until the conclusion of the Company's 2024 Annual General Meeting or the close of business on 30 June 2024, whichever is the earlier. The Directors expect to seek similar authorities on an annual basis.

15. Notice of general meetings#

THAT the Directors be authorised to call general meetings (other than annual general meetings) on a minimum of 14 clear days' notice.

The Act provides that the minimum notice period for general meetings of the Company is 21 days unless shareholders approve a shorter notice period. The passing of this resolution would enable the Company to call general meetings (other than annual general meetings) on a minimum of 14 clear days' notice. This shorter notice period of between 14 and 20 days would not be used as a matter of routine, but only when the Directors determine that calling a meeting on less than 21 days' notice is merited by the business of the meeting and consider it to be to the advantage of shareholders as a whole. The approval would be effective until the conclusion of the Company's 2024 Annual General Meeting or the close of business on 30 June 2024, whichever is the earlier, when it is intended that a similar resolution will be proposed.

16. Shareholder requisitioned resolution - Midland Clawback Campaign#

This Special Resolution requests the Board of Directors revisits the "State Deduction" applied to members of the post 1974 section of the Midland Bank Pension Scheme by introducing a "safety net".

We propose the amount deducted should be capped so no pensioner suffers a deduction greater than 5%, thereby helping resolve the disparity and making it fairer for all scheme members.

Resolution 16 is a special resolution that has not been proposed by your Board but has been requisitioned by a group of shareholders on behalf of the Midland Clawback Campaign. Resolution 16 has been submitted to HSBC by a representative of the shareholder group proposing Resolution 16 and it should be read together with their explanatory statement in support of the proposed special resolution set out in Appendix 3 on page 26.

Your Board's response, which sets out why the Directors unanimously recommend that you vote AGAINST Resolution 16, is provided in Appendix 4 on pages 27 to 28. Your Board considers that Resolution 16 is not in the best interests of the Company and its shareholders as a whole and unanimously recommends that you vote AGAINST Resolution 16.

17. Shareholder requisitioned resolution - Strategy Review#

THAT HSBC do devise, implement and report quarterly on a plan and strategy aiming at increasing its value by structural reforms including but not limited to spinning off, strategic reorganisation and restructuring its Asia businesses.

Resolution 17 is a special resolution that has not been proposed by your Board but has been requisitioned by a group of shareholders represented by Mr Lui Yu Kin. Resolution 17 should be read together with their explanatory statement in support of the proposed resolution set out in Appendix 5 on page 29.

Your Board's response, which sets out why the Directors unanimously recommend that you vote AGAINST Resolution 17, is provided in Appendix 6 on page 30. Your Board considers that Resolution 17 is not in the best interests of the Company and its shareholders as a whole and unanimously recommends that you vote AGAINST Resolution 17.

18. Shareholder requisitioned resolution - Dividend Policy#

THAT HSBC do devise and implement a long-term and stable dividend policy that for and as long as there are sufficient distributable profits, HSBC should distribute dividends to its members at the pre-Covid-19 pandemic level i.e. not less than US$0.51 per share per annum (to be paid quarterly).

Resolution 18 is a special resolution that has not been proposed by your Board but has been requisitioned by a group of shareholders represented by Mr Lui Yu Kin. Resolution 18 should be read together with their explanatory statement in support of the proposed resolution set out in Appendix 7 on page 31.

Your Board's response, which sets out why the Directors unanimously recommend that you vote AGAINST Resolution 18, is provided in Appendix 8 on page 32. Your Board considers that Resolution 18 is not in the best interests of the Company and its shareholders as a whole and unanimously recommends that you vote AGAINST Resolution 18.

By order of the Board

Aileen Taylor
Group Company Secretary and Chief Governance Officer

24 March 2023

HSBC Holdings plc

Incorporated in England with limited liability.

Registered in England: number 617987

Registered Office and Group Head Office:

8 Canada Square, London E14 5HQ, United Kingdom

* Ordinary Resolution

# Special Resolution

Information about the 2023 Annual General Meeting

Venue
The AGM will be held at The Eastside Rooms, 2 Woodcock Street, Birmingham, B7 4BL and can easily be reached by public transport. A location map is below.

Shareholders should monitor the Company's website at www.hsbc.com/agm, as well as our stock exchange announcements, for the latest information on any additional procedures that will be in place at the AGM or any changes to the current arrangements.

Shareholders wishing to attend the AGM electronically should follow the instructions set out on pages 20 to 21 and in Appendix 10 on page 34.

Access
The Eastside Rooms is accessible by wheelchair. The auditorium is fitted with an induction loop.

To help us ensure that the AGM is fully accessible to all shareholders, please contact Corporate Governance & Secretariat at shareholderquestions@hsbc.com if you have any particular access requirements or other needs.

Security
Security checks will be carried out on entry to the AGM and you will be asked to pass through our security systems before entering the meeting. This will involve security arches, and bag and body searches may be in operation. You should arrive at least 20 minutes early to allow time to pass through security and complete registration formalities before the meeting starts. We do not permit behaviour that may interfere with anyone's security, comfort, safety or the good order of the meeting and any such behaviour will be dealt with appropriately by the Chairman of the AGM. Anyone who does not comply may be removed from the meeting.

Shareholders are reminded that cameras and recording equipment will not be allowed and all mobile telephones must be switched off or set to silent. Any items deemed to be inappropriate will not be permitted into the venue and will be stored until the end of the event. Shareholders are encouraged to leave coats and bags in the cloakroom provided. Only small handbags will be allowed into the meeting.

To ensure optimum security within the auditorium, please note that you will be provided with a wristband once you have been through the security checks at the venue. You must show your wristband to gain entry to the AGM.

Guests
The AGM is a private meeting of shareholders and their representatives. Guests are not entitled to attend the meeting but they may be permitted in limited circumstances at the absolute discretion of the Company. Shareholders wishing to bring a guest must notify the Company's registrar in advance.

Entitlement to attend and vote
Pursuant to the Uncertificated Securities Regulations 2001 (as amended), changes to entries on the principal register of members of the Company maintained in England (the "Principal Register") or either the Hong Kong or Bermuda Overseas Branch Registers of the Company (the "Branch Registers"), as appropriate, after 12.01am London time (7.01am Hong Kong time) on Thursday, 4 May 2023 or 12.01am London time (7.01am Hong Kong time) on the day immediately before the day of any adjourned meeting (as the case may be) shall be disregarded in determining the rights of a shareholder to attend or vote at the AGM or any adjourned meeting (as the case may be). Accordingly, a shareholder entered on the Principal Register or the Branch Registers at 12.01am London time (7.01am Hong Kong time) on Thursday, 4 May 2023 or 12.01am London time (7.01am Hong Kong time) on the day immediately before the day of any adjourned meeting (as the case may be) shall be entitled to attend and vote at the AGM or any adjourned meeting (as the case may be) in respect of the number of such shares entered against the shareholder's name at that time.

Voting
Voting at the AGM will be conducted by way of a poll. This means that each shareholder present or represented (in person or electronically) will be able to exercise one vote for each share held. In the case of joint registered holders of any share, the vote of the senior who tenders a vote, whether in person, electronically or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s). For this purpose, seniority shall be determined by the order in which the names of the holders stand in the Principal Register or the Branch Registers of the Company, as appropriate.

Shareholders will be able to vote by either submitting a proxy in advance of the AGM or by voting on the day of the AGM either in person at the meeting or via the Lumi website following the instructions set out on pages 20 to 21 and in Appendix 10 on page 34 for those shareholders attending the AGM electronically.

Shareholders are strongly encouraged to appoint the Chairman of the AGM as their proxy, even if they intend to attend the AGM in person or electronically. This is to ensure that your vote is counted if you are unable to attend on the day of the AGM.

The completion and submission of a form of proxy will not preclude you from attending and voting in person or electronically at the AGM. Information on how to appoint a proxy is set out below.

Shareholders who attend the AGM electronically will be able to vote on each of the resolutions put to the AGM. Instructions on how shareholders can exercise their votes whilst attending the AGM electronically are set out below.

Following the conclusion of the AGM, voting results will be published on the Company's website at www.hsbc.com/agm.

Appointing a proxy
Shareholders are strongly encouraged to vote on the resolutions in advance of the AGM by completing a proxy form appointing the Chairman of the AGM as your proxy. You may appoint the Chairman of the AGM to vote on your behalf or a person of your choice to attend, speak and vote on your behalf. A proxy need not be a member of the Company. You may appoint more than one proxy, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by you. If you require additional forms of proxy, you may photocopy the original form of proxy enclosed or ask our registrar to send you additional forms (see "How to submit your form of proxy" below for the registrar's address).

As explained above under "Voting", shareholders are strongly encouraged to appoint the Chairman of the AGM as their proxy, even if they intend to attend the AGM in person or electronically. This is to ensure that your vote is counted if you are unable to attend on the day.

If you appoint a proxy, other than the Chairman of the AGM, and they wish to attend the meeting electronically, they will need to contact the Company's registrar before 11.00am London time (6.00pm Hong Kong time) on Wednesday, 3 May 2023 to arrange for the necessary details to be sent to them. See further details set out on pages 20 to 21.

A form of proxy is enclosed with this document or may be accessed at www.hsbc.com/proxy.

How to submit your form of proxy
The form of proxy must be received by 11.00am London time (6.00pm Hong Kong time) on Wednesday, 3 May 2023, or not less than 48 hours before the time of the holding of any adjourned meeting.

You may submit your form of proxy electronically at www.hsbc.com/proxy by entering your Shareholder Reference Number and the Personal Identification Number which is either printed on your form of proxy or which has been sent to you by email if you have registered an email address to receive electronic communications.

Alternatively, you may send your completed form of proxy to:

i
Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom;
ii
Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong SAR; or
iii
Investor Relations Team, HSBC Bank Bermuda Limited, 37 Front Street, Hamilton HM 11, Bermuda.

For shares held through CREST, proxy appointments may be submitted via the CREST proxy voting system (see section on "CREST" set out below).

In order to be valid, the completed form of proxy (together with any power of attorney or other authority under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board) must be deposited by 11.00am London time (6.00pm Hong Kong time) on Wednesday, 3 May 2023, or not less than 48 hours before the time of the holding of any adjourned meeting, at the offices of the Company's registrar (see above for the registrar's address). Any power of attorney or other authority relating to an appointment of a proxy cannot be submitted electronically and must be deposited as referred to above for the appointment to be valid.

CREST
CREST members who wish to appoint a proxy or proxies by using the CREST electronic proxy appointment service may do so for the AGM or any adjourned meeting by following the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & International Limited's specifications and must contain the information required for such instructions, as described in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 3RA50) by 11.00am London time (6.00pm Hong Kong time) on Wednesday, 3 May 2023, or not less than 48 hours before the time of the holding of any adjourned meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointees through other means.

CREST members, and, where applicable, their CREST sponsor or voting service providers should note that Euroclear UK & International Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that their CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

Pursuant to Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 (as amended) the Company may treat as invalid a CREST Proxy Instruction if the Company has actual notice that:

i
information in the instruction is incorrect;
ii
the person expressed to have sent the instruction did not in fact send it; or
iii
the person sending the instruction on behalf of the relevant shareholder did not have the authority to do so.

Nominated persons
The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person who has been nominated to receive communications from the Company in accordance with section 146 of the UK Companies Act 2006 (the "Act") ("nominated persons"). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy for the AGM. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights at the AGM.

The main point of contact for nominated persons remains the registered shareholder (for example the stockbroker, investment manager, custodian or other person who manages the investment). Any changes or queries relating to nominated persons' personal details and holdings (including any administration thereof) must continue to be directed to the registered shareholder and not the Company's registrar. The only exception is where the Company, in exercising one of its powers under the Act, writes to nominated persons directly for a response.

Corporate representatives
Any corporation which is a shareholder can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a shareholder provided that, if it is appointing more than one corporate representative, it does not do so in relation to the same share or shares. If a corporate representative wishes to attend the AGM in person, any such representative should bring to the meeting written evidence of their appointment, such as a certified copy of a board resolution of, or a letter from, the corporation concerned confirming the appointment. Shareholders can obtain a template of the type of letter we will accept for the appointment of a corporate representative by sending an email to shareholderquestions@hsbc.com.

If you appoint a corporate representative and they wish to attend the meeting electronically, they will need to contact the Company's registrar before 11.00am London time (6.00pm Hong Kong time) on Wednesday, 3 May 2023 to arrange for the necessary details to be sent to them. See further details set out on pages 20 to 21.

Proxymity
If you are an institutional investor on the Principal Register in the UK you may be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by the Company and approved by the Company's registrar. For further information regarding Proxymity, please go to www.proxymity.io. Your proxy must be lodged by 11:00am London time (6.00pm Hong Kong time) on Wednesday, 3 May 2023 or not less than 48 hours before the time of the holding of any adjourned meeting in order to be considered valid. Before you can appoint a proxy via this process you will need to have agreed to Proxymity's associated terms and conditions. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy.

Shareholders' power to require circulation of resolutions
Under section 338 and section 338A of the Act, shareholders meeting the threshold requirements in those sections have the right to require the Company (i) to give to shareholders of the Company entitled to receive notice of the AGM, notice of a resolution which may properly be moved and is intended to be moved at the AGM and/or (ii) to include in the business to be dealt with at the AGM any matter (other than a proposed resolution) which may be properly included in the business. A resolution may properly be moved or a matter may properly be included in the business of the AGM unless (a) (in the case of a resolution only) it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the Company's constitution or otherwise), (b) it is defamatory of any person, or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business of the AGM, must be authorised by the person or persons making it, must be received by the Company not later than six weeks before the AGM, and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request. Shareholders may send enquiries to the Board in writing to the Group Company Secretary and Chief Governance Officer, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom or by sending an email to shareholderquestions@hsbc.com.

Shareholders' power to require website publication of audit concerns
Under section 527 of the Act, shareholders meeting the threshold requirements in that section may require the Company to publish on its website a statement setting out any matter that the shareholders propose to raise at the AGM relating to (i) the audit of the Company's accounts (including the Auditor's report and the conduct of the audit) that are to be laid before the AGM, or (ii) any circumstance connected with an Auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Act. Where the Company is required to place a statement on a website under section 527 of the Act, it must forward the statement to the Company's Auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Act to publish on its website.

Webcast
The AGM will be webcast live and can be accessed via www.hsbc.com/agm. A recording will be available for viewing for approximately two months after the AGM. This is a view only service and does not allow shareholders to participate in the AGM electronically. Shareholders wishing to participate electronically are recommended to view the webcast via the Lumi AGM website where you can also vote and ask questions. Details on how to join are set out on pages 20 to 21 and in Appendix 10 on page 34.

Asking questions related to the business of the AGM
You have the right to ask questions in relation to the business of the AGM but no answer need be given if (a) to do so would interfere unduly with the preparation for the AGM or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the Company or the good order of the AGM that the question be answered. Shareholders are reminded to keep their questions and comments appropriate to the business of the AGM.

Shareholders attending the AGM electronically may submit questions in writing via the Lumi AGM website or may ask questions by telephone by following the instructions set out in the "Electronic attendance at the 2023 Annual General Meeting" section on pages 20 to 21.

Shareholders can also submit their questions relating to the business of the AGM in advance of the AGM by sending an email to shareholderquestions@hsbc.com referencing your Shareholder Reference Number. We will consider all questions received and, if appropriate and relating to the business of the AGM, will endeavour to give an answer at the AGM, provide a written response or publish answers on the Company's website at www.hsbc.com/agm. We encourage shareholders to submit questions in advance of the AGM by no later than 11:00am London time (6:00pm Hong Kong time) on Wednesday, 3 May 2023.

Any questions submitted that are not relevant to the business of the AGM will be forwarded for the attention of a relevant HSBC colleague or the registrar, as appropriate. These might include matters relating to a shareholder's bank account or affairs which are unlikely to be relevant to the business of the AGM.

Where a number of questions are received on a similar topic, these may be grouped together to avoid repetition and address as many queries as possible.

Submitting a question in advance of the AGM does not affect your rights as a shareholder to attend and speak at the AGM, either in person or electronically.

Electronic attendance at the 2023 Annual General Meeting

You may attend the AGM electronically by accessing the Lumi AGM website: https://web.lumiagm.com/105855637.

Accessing the AGM website
Lumi AGM can be accessed online using the latest versions of internet browsers such as Chrome, Firefox, Edge and Safari on a PC, laptop or internet-enabled device such as a tablet or smartphone. If you wish to access the AGM using this method, please go to https://web.lumiagm.com/105855637 on the day.

Logging in
On accessing Lumi AGM at the website above, you will be prompted to enter your Shareholder Reference Number and Personal Identification Number. These can be found printed on your form of proxy or will have been sent to you by email if you have registered an email address to receive electronic communications. For queries on your Shareholder Reference Number and/or Personal Identification Number please contact the Company's registrar using the details in the "General information" section on page 21.

You can access the Lumi AGM website from 2.00pm London time (9.00pm Hong Kong time) on Thursday, 4 May 2023. However, please note that your ability to vote will not be enabled until the Chairman of the AGM formally declares the poll open, which will take place during the AGM.

A User Guide on how to join the AGM via the Lumi AGM website is set out in Appendix 10 on page 34.

Duly appointed proxies and corporate representatives attending electronically
If your investment is not held in your name on the Principal Register or the Branch Registers (for example, it is held in a broker account or by a custodian or nominee), it will be necessary for you to be appointed as a proxy or corporate representative to attend the meeting electronically. You should therefore contact the person through which your investment is held in order to arrange for you to be appointed as a proxy or corporate representative. Once you have been validly appointed as a proxy or corporate representative, you will need to contact the Company's registrar before 11.00am London time (6.00pm Hong Kong time) on Wednesday, 3 May 2023 to arrange for you to be sent a Unique Username and Personal Identification Number to access the Lumi AGM website. The Unique Username can be entered in place of the Shareholder Reference Number. Specific instructions are set out below for non-registered shareholders in Hong Kong and for holders of American Depositary Shares.

It is recommended that the Company's registrar is contacted as early as possible. For corporate representatives, in relation to shares held on the UK Principal Register or the Bermuda Branch Register, email a scanned copy of your letter of representation to corporate-representatives@computershare.co.uk or telephone +44 (0) 870 702 0137. In relation to shares held on the Hong Kong Branch Register, email a scanned copy of your letter of representation to hsbc.proxy@computershare.com.hk or telephone +852 2862 8646. For proxy appointments, you should contact the Company's registrar to provide your email address and details of the person through which your investment is held. For both proxies and corporate representatives, your Unique Username and Personal Identification Number will be sent to you by email 24 hours prior to the meeting.

Hong Kong non-registered shareholders
Non-registered shareholders whose shares are held in the Central Clearing and Settlement System in Hong Kong have the option to attend and participate at the AGM electronically. They should liaise with their banks, brokers, custodians or nominees through which their shares are held (together, the "Intermediary") and provide their email address to their Intermediary. The Intermediary should register the details with HKSCC Nominees Limited and arrange for details regarding the AGM arrangements, including login details to access the Lumi AGM website, to be sent by the Company's Hong Kong registrar to the email addresses provided by the non-registered shareholders. It is recommended that instructions are sent to the Intermediary by the non-registered shareholder as early as possible to allow time for the instructions to be processed.

American Depositary Shares ("ADSs")
If you are a registered ADS holder (i.e. you hold your ADSs through Computershare US, the transfer agent of the Depositary, The Bank of New York Mellon), you will need to register in advance to attend and participate at the AGM electronically. Please follow the instructions on the notice that you received with your voting instruction card.

Non-registered ADS holders: If you hold your shares through an intermediary, such as a bank or broker, and wish to attend and participate at the AGM electronically, you must register in advance with Computershare US. You must submit proof of your proxy power (legal proxy) reflecting your ADS holdings along with your name and email address to Computershare US at legalproxy@computershare.com or write to Computershare US, HSBC Holdings plc Legal Proxy, P.O. Box 43001 Providence, RI 02940-3001, labelled as "Legal Proxy", and be received no later than 5.00pm New York time, on Tuesday, 25 April, 2023 (Virtual Meeting Pre Registration and voting cut-off Date). The details regarding the AGM arrangements, including login details to access the Lumi AGM website, will be sent by Computershare US to the email address provided by the ADS holder.

By providing the information required to register in advance to attend and participate at the AGM electronically, you confirm that you consent to the provision of such information, including any personal data contained therein, to The Bank of New York Mellon and Computershare US and to the further transfer by them of that information and personal data (if applicable) to other agents of the Company for the purpose of facilitating your attendance and participation at the AGM electronically.

Electronic voting
Voting on all resolutions will be enabled at the AGM once the Chairman of the AGM formally declares the poll open. Shareholders may, at any time while the poll is open, vote electronically on any or all of the resolutions in the Notice. Resolutions will not be proposed individually.

Once the poll is open, the list of resolutions being put to the AGM will appear on the Lumi AGM platform. The voting options available will appear when you click on the voting icon. Select the option that corresponds with how you wish to vote on each resolution: "FOR", "AGAINST" or "WITHHELD". Once you have selected your choice, the option will change colour and a confirmation message will appear to indicate your vote has been cast and received - there is no submit button.

If you make a mistake or wish to change your vote, simply re-select the correct voting option. If you wish to "cancel" your vote, select the "cancel" button. You will be able to change or cancel your vote at any time whilst the poll remains open and before the Chairman of the AGM announces its closure.

An active internet connection is required in order to successfully cast your vote when the Chairman of the AGM commences polling on the resolutions. It is the user's own responsibility to ensure that they have a sufficient internet connection.

Asking questions via Lumi
Shareholders attending electronically may ask questions via the Lumi AGM website by typing and submitting their question in writing. To ask a question via the Lumi AGM website, you should select the messaging icon from within the navigation bar to open the chat box and type your question at the top of the screen. Once finished, press the 'send' icon to the right of the message box to submit your question.

Questions sent via the chat box on the Lumi AGM website will be moderated before being sent to the Chairman of the AGM, in line with the approach outlined in the "Asking questions related to the business of the AGM" section on page 19. In some circumstances a direct response may be given to your question via the platform, rather than the question being put to the meeting to avoid repetition or where the question is not relevant to the business of the meeting.

An active internet connection is required in order to allow you to submit questions via the Lumi AGM website. It is the user's own responsibility to ensure that they have a sufficient internet connection.

General information

Asking questions via the telephone
To be able to speak at the AGM, shareholders will require the telephone number and Conference ID which will only be accessible once you have logged into the Lumi AGM website and completed the registration process. The Lumi AGM website will be accessible from 2.00pm London time (9.00pm Hong Kong time) on Thursday, 4 May 2023 for telephone registration purposes. Local telephone calls will not be charged.

Once connected you will receive further instructions on how to ask a question. Once your call has been put through to the meeting you will then be able to ask your question to the meeting. Questions asked on the telephone will be answered in line with the approach outlined in the "Asking questions related to the business of the AGM" section on page 19.

If you join the telephone call to ask a question but are also listening to the webcast of the AGM, please ensure the webcast is muted, so that there is no interference between the two when speaking.

We cannot guarantee that all shareholders that wish to ask a question by telephone will be able to do so. If you do not think that your question has been answered during the AGM or by other means outside of the meeting, please send an email to shareholderquestions@hsbc.com as outlined in the "Asking questions related to the business of the AGM" section on page 19.

Company's registrar
For general enquiries, requests for copies of corporate communications, or a Chinese translation of this Notice and any future documents, please contact:

i
Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ, United Kingdom (email via website: www.investorcentre.co.uk/contactus);
ii
Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong SAR (email: hsbc.ecom@computershare.com.hk); or
iii
Investor Relations Team, HSBC Bank Bermudas Limited, 37 Front Street, Hamilton HM 11, Bermuda (email: hbbm.shareholder.services@hsbc.bm).

Holders of American Depositary Shares may obtain copies of this document by calling +1 800 555 2470 or by writing to Proxy Services Corporation (BNY Mellon ADR Team), 10 Drew Court - Suite #3, Ronkonkoma, NY 11779, USA.

Information available on the website
A copy of this Notice, and other information required by section 311A of the Act, can be found on the Company's website at www.hsbc.com/agm.

Receiving corporate communications
Shareholders may at any time choose to receive corporate communications in printed form or to receive email notification of their availability on the Company's website. To receive future notifications of the availability of corporate communications on the Company's website by email, or to revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms.

If you received a notification of the availability of this document on the Company's website and for any reason have difficulty in receiving or gaining access to the document, or you would like to receive a printed copy of it, or if you would like to receive future corporate communications in printed form, please write or send an email (quoting your Shareholder Reference Number) to the Company's registrar at the relevant address set out above. Printed copies will be provided without charge.

Further copies of this document and future documents may also be obtained by contacting the Company's registrar. You may amend your election to receive corporate communications in English or Chinese by contacting the registrar at the relevant address set out in the 'Company's registrar' section of this page.

Documents available for inspection
Copies of the following documents are available for inspection through the Group Company Secretary and Chief Governance Officer at the Company's registered office at 8 Canada Square, London E14 5HQ, United Kingdom and at 1 Queen's Road Central, Hong Kong SAR during usual business hours on any business day from the date of this Notice until the date of the AGM (upon prior appointment only). The following documents will also be available at the place and on the date of the AGM from at least 15 minutes before the AGM begins until the conclusion of the AGM:

(i) the terms of appointment for the non-executive Directors and Group Chairman, (ii) the service contracts of the executive Directors, (iii) a copy of the share repurchase contract proposed to be approved under Resolution 12 (the "Contract"), and (iv) a list of the proposed counterparties to the Contract.

Information set out in this Notice
Shareholders are advised that any telephone number, website or email address set out in this Notice, the form of proxy or accompanying documents should not be used for the purposes of serving information on the Company (including the service of documents or information relating to the proceedings at the AGM) unless otherwise stated.

This document, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this document is accurate and complete in all material aspects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this document misleading.

In the event of a conflict between any translation and the English text hereof, the English text will prevail.

Directors' interests in the ordinary shares and debentures of HSBC
Details of the interests in the ordinary shares and debentures of HSBC of Directors who are standing for election or re-election are set out in Appendix 9.

Appendix 1

Questions and Answers on Contingent Convertible Securities ("CCSs")

What are CCSs?
CCSs are debt securities that benefit from a particular regulatory capital treatment under European Union and United Kingdom legislation. CCSs will be converted or exchanged into ordinary shares if a defined trigger event occurs. The terms of HSBC's existing CCSs have received regulatory approval from the Prudential Regulation Authority ("PRA").

As a banking group, HSBC must meet minimum regulatory capital requirements in the countries in which it operates. These include compliance with European Union and United Kingdom legislation under which banks and bank holding companies are required to maintain Tier 1 Capital of at least 6 per cent of their risk weighted assets. Of that, 1.5 per cent of risk weighted assets may be in the form of Additional Tier 1 capital. In addition, HSBC is required to satisfy an additional capital requirement defined by the PRA by maintaining an additional 0.5 per cent of risk weighted assets in the form of Additional Tier 1 capital.

In order to qualify as Additional Tier 1 capital, a security must contain certain features designed to increase the resilience of the issuing bank should the bank's financial condition deteriorate materially. The CCSs would qualify as Additional Tier 1 capital on the basis that, on the occurrence of a defined trigger event, they would be mandatorily converted into or exchanged for ordinary shares of HSBC. The conversion or exchange would have the effect of increasing the issuer's Common Equity Tier 1 capital ratio.

What are the trigger events for the CCSs and what will happen if a trigger event occurs?
Should HSBC's Common Equity Tier 1 capital ratio fall below the defined capital trigger (the "Trigger Event"), the CCSs would be converted into or exchanged for new ordinary shares in HSBC on their prescribed terms. The defined capital trigger will be specified in the terms of the CCSs when they are issued. HSBC's existing CCSs contain a Common Equity Tier 1 capital trigger of 7.0 per cent on a non-transitional (excluding IFRS 9 transitional arrangements) basis (the "non-transitional CET1 ratio") which has been approved by the PRA. It is HSBC's current expectation that future CCSs issued by the Group would contain the same capital trigger subject to approval by the PRA.

What steps can HSBC take to mitigate a potential Trigger Event?
HSBC is required by its regulators to have in place a recovery plan in case its regulatory capital levels come under pressure. Accordingly, if HSBC's capital ratios were to fall materially and in any event in advance of a Trigger Event, HSBC would seek to commence recovery actions in order to restore the HSBC Group's regulatory capital ratios and reduce the likelihood of a Trigger Event occurring. HSBC's recovery plan includes a number of actions it may take, including reducing distributions, reducing risk weighted assets or selling or liquidating assets.

HSBC's non-transitional CET1 ratio was 14.2 per cent as at 31 December 2022. HSBC remains a strongly capitalised bank, able to support both organic growth and dividend returns to shareholders. HSBC remains well placed to meet expected future capital requirements, and will continue to take actions to remain in that position, taking into account the evolution of the regulatory environment. Given its current capital position and the planned recovery actions it would take if a Trigger Event was deemed likely to arise, HSBC considers the circumstances in which a Trigger Event might occur in practice to be remote.

The CCSs which HSBC has issued to date have included a term which provides that on the occurrence of a Trigger Event, the Directors may elect, at their discretion, to give shareholders the opportunity to purchase ordinary shares issued on conversion or exchange of any CCSs on a pro rata basis, where practicable and subject to applicable laws and regulations. This would be at the same price as the holders of the CCSs would have acquired the ordinary shares. Where permitted by law and regulation to do so, the Company will continue to issue future CCSs including terms which provide the Company with the discretion to offer the opportunity to shareholders to purchase ordinary shares issued on conversion or exchange of CCSs.

Will CCSs be redeemable?
There is no general right of redemption for the holders of the CCSs. It is expected that HSBC would have the right to redeem the CCSs after a minimum period of five years and in certain other specified circumstances, but any redemption features would need to be approved by the PRA prior to issue and any redemption would be subject to PRA approval at the time of redemption.

Will all CCSs be in the form of Additional Tier 1 capital?
Yes. The Company has no intention to issue capital securities pursuant to Resolutions 13 and 14 except for securities which constitute Additional Tier 1 capital under applicable banking regulations.

Why is HSBC seeking authority to issue CCSs?
Issuing CCSs gives HSBC greater flexibility to manage its capital in the most efficient and economical way. It is expected that Additional Tier 1 capital in the form of CCSs will be a cheaper form of capital than issuing and maintaining Common Equity Tier 1 capital (e.g. ordinary shares) to satisfy the Tier 1 Capital requirement and (provided the Trigger Event does not occur) non-dilutive to existing shareholders. This should improve the returns available to existing shareholders whilst maintaining HSBC's capital strength, in line with prevailing banking regulations.

The authorities in Resolutions 13 and 14 are required because the Directors are only permitted to issue up to 10 per cent of the issued ordinary share capital for cash on a non-pre-emptive basis under the general authorisation in Resolutions 7, 8 and 9. Given the administrative burden both in cost and time for a company the size of HSBC to obtain these types of authorities, the Directors do not consider it practical or in the interests of shareholders to seek a new authority each time an issue of CCSs is proposed. It is important to have the flexibility to react quickly to market and regulatory demand. Furthermore, in order to obtain PRA approval to the issuance of CCSs, all necessary allotment authorities need to be in place, so the process of seeking a new authority in addition to PRA approval would lead to unacceptable delay.

At what price will the CCSs be issued and how will the conversion price be fixed?
As the CCSs are debt securities, they will be issued at or close to their face value in a manner typical for debt securities. The terms and conditions for the CCSs will specify a fixed conversion price or a mechanism for setting a conversion price (which could include a variable conversion price determined by reference to the prevailing market price on conversion subject to a minimum "floor" price) which will determine how many ordinary shares are issued on conversion or exchange of the CCSs if a Trigger Event occurred. In respect of any CCSs issued (or shares issued on conversion or exchange of CCSs) under the authorities in Resolutions 13 and 14, the conversion price or (as applicable) the minimum "floor" conversion price will be agreed in advance with the PRA and will be determined immediately prior to the issuance of such CCS by taking into account the following factors: (i) the lowest trading price of HSBC's ordinary shares over the last 10 years; and (ii) market expectations as to the conversion price, taking into account the conversion price set for our previous AT1 instruments (GBP2.70) and the conversion prices for similar AT1 instruments issued by our peers. The conversion price will be subject to typical adjustments for securities of this type.

How have you calculated the size of the authorities you are seeking?
The size of the authorities reﬂected in Resolutions 13 and 14 has been determined to provide flexibility to enable HSBC to optimise its capital structure in light of the regulatory capital requirements arising from the European Union and United Kingdom legislation and PRA requirements. The authorities sought are set at a level to provide full flexibility to the Directors to manage HSBC's capital structure efficiently and are based on the Directors' assessment of the appropriate amount required to enable HSBC to hold the maximum amount of Additional Tier 1 capital taking into account its expected risk weighted asset figures and applying the conversion price referred to above. For this reason, the resolutions give the Directors authority to set the speciﬁc terms of the CCSs after considering market practice and requirements at the time.

Waiver granted by the Hong Kong Stock Exchange
The Hong Kong Stock Exchange has granted the Company a waiver from strict compliance with the requirements of Rule 13.36(1) of the Hong Kong Listing Rules pursuant to which the Company is permitted to seek (and, if approved, to utilise) the authority under Resolutions 13 and 14 to issue CCSs (and to allot ordinary shares into which they may be converted or exchanged) in excess of the limit of the general mandate of 20 per cent of the Company's issued share capital (the "Mandate"). The waiver has been granted on terms that permit the Mandate, if approved, to continue in force until:

i.
the conclusion of the first annual general meeting of the Company following the date on which the Mandate is approved (or the close of business on 30 June 2024, whichever is the earlier) at which time the Mandate shall lapse unless it is renewed, either un-conditionally or subject to conditions; or

ii.
such time as it is revoked or varied by ordinary resolution of the shareholders in general meeting.

Appendix 2

Purchase of Ordinary Shares by the Company

Set out below is information concerning the proposed general mandate for the purchase of shares by the Company (Resolutions 11 and 12), which incorporates the Explanatory Statement required to be sent to shareholders in accordance with the Hong Kong Listing Rules as well as details of the conditional waiver granted by the Hong Kong Stock Exchange to enable the Company to hold in treasury any shares it may repurchase.

a)
It is proposed that the Company be given authority to purchase up to 1,997,127,937 ordinary shares of US$0.50 each (which represent 10 per cent of the ordinary shares in issue on 9 March 2023 being the latest practicable date prior to the printing of this document). Purchases of shares would be at prices not below the nominal value of each ordinary share, US$0.50 or the equivalent in the relevant currency in which the purchase is effected, and at not more than 105 per cent of the average of the middle market quotations for the ordinary shares on the London Stock Exchange for the five dealing days before the relevant purchase or 105 per cent of the average of the closing prices of the ordinary shares on the Hong Kong Stock Exchange for the five dealing days before the relevant purchase, whichever is lower.

b)
The Directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the Company to purchase ordinary shares in the market and to give power to the Directors to exercise such authority. The Directors also believe that, in order for a buy-back to be completed more quickly and to allow more shareholders to participate in any buy-back, it is in the best interests of the Company and its shareholders to have in place an authority to make purchases of ordinary shares on the Hong Kong Stock Exchange pursuant to an agreed form share repurchase contract. The Directors intend that purchases of ordinary shares should only be made if they consider that the purchase would operate for the benefit of the Company and shareholders, taking into account relevant factors and circumstances at that time, for example the effect on earnings per share.

c)
It is expected that purchases will be funded from the Company's available cash flow or liquid resources and will, in any event, be made out of funds legally available for the purchase in accordance with the Articles of Association of the Company and the applicable laws of England and Wales.

d)
Share buy-backs would not be made in circumstances where to do so would have a material adverse effect on the capital requirements of the Company or the liquidity levels which, in the opinion of the Directors, are from time to time appropriate for the Company. If the power to make purchases were to be carried out in full (equivalent to 10 per cent of the ordinary shares in issue on 9 March 2023 being the latest practicable date prior to the printing of this document) there might be a material adverse impact on the capital or liquidity position of the Company (as compared with the position disclosed in its published audited accounts for the year ended 31 December 2022).

e)
None of the Directors, nor, to the best of the knowledge of the Directors having made all reasonable enquiries, any close associates (as defined in the Hong Kong Listing Rules) of the Directors, has a present intention, in the event that either or both of Resolution 11 and 12 is approved by shareholders, to sell any ordinary shares to the Company. No core connected persons (as defined in the Hong Kong Listing Rules) of the Company have notified the Company that they have a present intention to sell shares in the Company to the Company or have undertaken not to sell any of the shares in the Company held by them to the Company, in the event that Resolutions 11 and 12 are approved.

f)
Under the provisions of the UK Companies Act 2006 (the "Act") the Company is permitted, following any repurchase of ordinary shares, to retain and hold such shares in treasury. While that Act does not impose a limit on the number of shares that a company can hold in treasury, UK investor protection guidelines and market practice in the UK is to limit the extent of any share purchase authority to 10 per cent of issued share capital, exclusive of treasury shares. On 19 December 2005, the Hong Kong Stock Exchange granted a conditional waiver to the Company to enable it to hold shares which it may repurchase in treasury (the "2005 Waiver"). The 2005 Waiver is subject to certain conditions, including compliance by the Company with all applicable laws and regulations in the UK in relation to the holding of shares in treasury. As part of the 2005 Waiver, the Company has agreed with the Hong Kong Stock Exchange a set of modifications to the Hong Kong Listing Rules necessary to enable the Company to hold treasury shares. The modifications also reflect various consequential matters to deal with the fact that the Company may hold treasury shares in the future. A full version of the modifications is available on the Company's website, www.hsbc.com, and the Hong Kong Stock Exchange's HKEX news website, www.hkexnews.hk. Copies of the modifications are also available from the Group Company Secretary and Chief Governance Officer, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom and the Corporation Secretary and Regional Company Secretary Asia-Pacific, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong SAR. In accordance with the terms of the 2005 Waiver, the Company has confirmed to the Hong Kong Stock Exchange that it will comply with the applicable law and regulation in the UK in relation to the holding of any shares in treasury and with the conditions of the 2005 Waiver in connection with any shares which it may hold in treasury.

g)
The Directors have undertaken to the Hong Kong Stock Exchange that, if they exercise any power of the Company to make purchases pursuant to Resolution 11 and/or 12, they will do so in accordance with the Hong Kong Listing Rules (as modified in accordance with the terms of the 2005 Waiver to enable the Company to hold in treasury any shares it may repurchase and the waiver obtained from the Hong Kong Stock Exchange from strict compliance with Rule 10.06(2)(e) of the Hong Kong Listing Rules referred to in the notes to Resolution 12) and the applicable laws of England and Wales.

h)
The Directors are not aware of any consequences which would arise under any applicable Takeover Code as a result of any purchases made by the Company pursuant to Resolution 11 or 12, if approved.

i)
Since the 2022 Annual General Meeting, the Company repurchased for cancellation 86,606,357 ordinary shares on the London Stock Exchange, BATS, Chi-X, Turquoise and/or Aquis Exchange (the "UK Venues") and 70,066,800 ordinary shares on the Hong Kong Stock Exchange (the "HKSE") pursuant to the share buy-back which was announced on 3 May 2022 and concluded on 28 July 2022 (the "2022 Buy-back"). The tables on page 25 outline the number of shares purchased and cancelled during the 2022 Buy-back on a monthly basis.

j)
The highest and lowest mid-market prices at which ordinary shares or, in the case of the New York Stock Exchange, American Depositary Shares ("ADSs"), have traded on the Hong Kong, London, New York and Bermuda Stock Exchanges during each of the twelve completed months prior to the latest practicable date before printing of this document are set out in the table on page 25.

2022 Buy-back (UK Venues)	Number of shares	Highest price paid per share £	Lowest price paid per share£	Average price paid per share£	Aggregate price paid£
Month shares cancelled
May-22	21,447,447	5.2700	4.7800	4.9911	107,047,291
Jun-22	31,082,904	5.4960	4.9780	5.2729	163,897,398
Jul-22	33,126,211	5.5530	5.0840	5.2598	174,235,941
Aug-22	949,795	5.2170	5.1230	5.1755	4,915,640
Total	86,606,357				450,096,270

2022 Buy-back (HKSE)	Number of shares	Highest price paid per share (HK$)	Lowest price paid per share(HK$)	Average price paid per share(HK$)	Aggregate price paid(HK$)
Month shares purchased
May-22	5,244,800	52.8500	46.5000	50.8537	266,717,438
Jun-22	31,582,400	52.7000	48.2500	50.8657	1,606,461,400
Jul-22	33,239,600	52.3000	47.4000	49.3809	1,641,401,780
Total	70,066,800				3,514,580,618

During the six months preceding the latest practicable date prior to the printing of this document (being 9 March 2023), the Company has not purchased, sold or redeemed any of its ordinary shares (whether on the Hong Kong Stock Exchange or otherwise).

	Hong KongStock Exchange		London Stock Exchange		New York Stock Exchange (ADSs1)		Bermuda Stock Exchange
	Lowest Highest		Lowest Highest		Lowest Highest		Lowest Highest
Month	(HK$)	(HK$)	(£)	(£)	(US$)	(US$)	(BD$)	(BD$)
March 2022	47.83	54.23	4.661	5.269	30.59	34.49	5.00	5.00
April 2022	48.13	54.98	4.739	5.381	29.85	34.98	5.00	5.00
May 2022	46.78	52.43	4.834	5.330	29.56	33.69	4.95	5.00
June 2022	48.68	52.68	4.991	5.522	30.68	33.46	4.95	4.95
July 2022	47.68	51.23	5.125	5.398	30.37	32.68	4.95	4.95
August 2022	48.53	52.63	5.213	5.536	30.83	33.61	4.95	5.00
September 2022	39.98	48.88	4.669	5.365	26.04	31.48	4.95	4.95
October 2022	38.73	42.63	4.421	4.819	25.01	27.75	4.90	4.95
November 2022	40.28	47.28	4.567	5.104	25.90	30.85	4.90	4.95
December 2022	46.63	48.58	4.922	5.188	29.89	31.20	4.95	4.95
January 2023	48.73	57.93	5.299	6.039	31.64	37.50	4.95	4.95
February 2023	55.93	60.63	5.911	6.475	35.92	39.04	4.95	4.95

1. Each ADS represents five ordinary shares.

Appendix 3
Explanatory statement supplied by the Midland Clawback Campaign Shareholder group in support of the requisitioned Resolution 16

i
STATE DEDUCTION (otherwise known as "Clawback") is the practice of withholding part of an occupational pension when a person reaches state pension age.
ii
For members of the post 1974 Midland Pension Scheme, the manner in which it is currently applied, is hugely disproportionate and significantly impacts the lowest paid, mainly women, as it is entirely driven by length of service, rather than the amount of pension being paid.
iii
This means that if a top manager and a junior staff member work an equal number of years, an identical deduction is made to their company pension. This is an inequality and is hugely disparate and unfair. Past employment practices now demonstrate that many more women are adversely affected than men, plunging many into financial distress.
iv
The impact of the current practice can be illustrated by a recent copy letter posted on the campaigns Facebook group, (the ladies details have been removed to preserve her privacy):-

DATE October 2022

Our ref: 12345678

Dear Mrs XXXXXX

HSBC Bank (UK) Pension Scheme Mrs XXXXX - Member Number 12345678

I am writing to you regarding a change that will be made to your pension from State Pension Age (SPA).

You are currently in receipt of a pension of £3681.00 per annum. From SPA on DAMO 2023 the State Deduction will come into effect which means that the pension in payment to you will be reduced by £932.76.

Your revised pension payable from DAMO 2023 is £2748.24 per annum.

The State Deduction is a design feature of the old Midland Bank Pension Scheme and applies to all members who joined the Scheme on or after 1 January 1975.

Should you require further information on the State Deduction please refer to the relevant member guide on the Scheme's website. If you have any questions, please do not hesitate to contact us.

Yours sincerely

The HSBC Administration

So as can be seen from the above example this ladies "State Deduction" after almost 30 years' service is 25.3%, which surely indicates why some form of "Cap" in the amount deducted is appropriate and would help solve the issue of how the lowest paid are being impacted.

Appendix 4

The Board's response to Resolution 16 requisitioned by the Midland Clawback Campaign Shareholder group

Your Directors consider that Resolution 16 is not in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote against Resolution 16 for the reasons set out below:

HSBC's position on an amendment to the State Deduction feature of the HSBC Bank (UK) Pension Scheme ("Scheme") has been consistent; it would constitute a retrospective change that would benefit a particular group of members and would be unfair to other Scheme members. It would increase the risk of grievances being raised from other pension scheme members both in the UK and globally and would set a precedent for further challenges to pre-existing valid terms and conditions that could lead to significant unplanned and unintended costs.

The term State Deduction is a common term used to describe the integration of private and state benefits and its application to the Scheme has been clearly and consistently communicated to members since its introduction.

HSBC commissioned a market review of the State Deduction feature in the third quarter of 2020. The review demonstrated that integration of private sector pension schemes with state benefits, to target an overall level of benefit, remains an accepted and common aspect of UK pensions practice. There has been no change in the legislation governing integration or evidence of any significant change in market practice.

The use of State Deduction as a mechanism of integrating Scheme and state benefits continues to be operated in accordance with current legislation and continues to be maintained by a significant number of pension schemes. The Equality and Human Rights Commission (the "EHRC") has confirmed that the use of State Deduction is lawful.

HSBC has been engaged in addressing questions on the State Deduction feature over several years. This has included protracted correspondence with the members of the Post 1974 Section (as defined below) of the Scheme (the "Campaign Group"). The Campaign Group has also proposed resolutions relating to State Deduction at the last four AGMs. The Campaign Group now requests the Directors to revisit the "State Deduction" practice by introducing a "safety net" so no pensioner suffers a deduction greater than 5% to remove a perceived inequality in the application of the State Deduction feature.

We believe the issue of State Deduction has already been subject to extensive consideration involving: legal advice from leading counsel; consideration and rejection of the Campaign Group's claim of inequality by the EHRC; independent legal advice from the Scheme Trustee's counsel; a market review and consideration of this issue at four previous AGMs where, in each case, the shareholders have strongly rejected the resolutions proposed by the Campaign Group. Introducing a cap on the State Deduction amount would benefit certain members more than others and would constitute a retrospective change that would only benefit a particular group of members, whilst other groups of members not affected by the State Deduction or with a deduction below the proposed cap would see no benefit at all.

Consequently, in our view, the Company has fully considered the application of the State Deduction and concluded that by continuing to apply the State Deduction without amendment we are acting correctly and lawfully, particularly when consideration is given to both the broader HSBC pensioner and employee population, many of whom do not receive a final salary pension, and the wider market practice for pension schemes of this type. This position is taken having consulted with the Scheme Trustee and having taken external advice.

Background:
What is the Post 1974 Section?
All employees who joined HSBC Bank plc (or Midland Bank plc at the time) after 31 December 1974 and before 1 July 1996 were eligible to join the Post 1974 Midland Section (the "Post 1974 Section") of the Scheme. The Post 1974 Section provides final salary benefits and was non-contributory until 2009. It was designed to ensure that members received an overall pension of broadly two-thirds of final salary on retirement (provided they worked for the company for 40 years).

The Post 1974 Section consists of approximately 52,000 members. The State Deduction feature applies to all members of this section of the Scheme.

The Post 1974 Section has been closed to new members since July 1996. New joiners of the HSBC Group in the UK are now enrolled into the defined contribution section of the Scheme, which does not provide a guaranteed income on retirement.

What is the State Deduction?
The State Deduction is one of a number of recognised mechanisms used to facilitate the integration of private sector pension schemes and state benefits and has been a feature of the Post 1974 Section of the Scheme since its introduction in 1975. The State Deduction takes account of the fact that employees would usually receive a pension from the UK Government at their State Pension Age. Only when the state pension commences does the State Deduction come into operation and reduce the amount paid by the Scheme. As such it does not result in a net reduction in the overall targeted level of pension that is paid to members. This is consistent with the aim that members would continue to receive an overall pension level throughout retirement (subject to minimum employment terms and pension increases). This form of integration with the state system was a common feature in final salary schemes introduced at that time.

What is "Clawback"?
Clawback is a term used by the Campaign Group to refer to the State Deduction.

"Clawback" is not an accurate description of the State Deduction because for the reasons explained above it does not result in a reduction in the overall level of pension received by members when their state and Scheme benefits are combined. HSBC agreed to provide pension benefits to members and fund the Scheme on the basis that the State Deduction will be applied. No aspect of members' benefits, or amounts paid to members, are or will be clawed back, nor are they "withheld".

HSBC's position:
When the Scheme was introduced, it required no contribution from members to secure an overall pension of up to two-thirds of final salary on retirement.
When joining HSBC, employees were automatically enrolled in the Scheme and the Scheme literature expressly highlighted that the integration of state pension would be part of their pension calculation.

Features akin to the State Deduction were commonplace in other pensions as well as other sections of the Scheme.
When the State Deduction was introduced, many pension schemes integrated state and scheme benefits in various ways to target overall levels of benefit.

Survey results of 140 pension schemes, commissioned by HSBC in 2020, show that integration of state and private sector scheme pension benefits remains very common, with almost two thirds of participants having some form of state pension integration. This proportion increases further when comparing financial services participants (71%) and even greater when comparing large financial services sector schemes of similar size to the HSBC scheme (88%). This is more apparent when the distinction between public and private sector schemes is made and when schemes are considered by reference to industry sector, being financial services, and size.

The State Deduction is common terminology for similar integration features amongst other pension schemes and was clearly and consistently communicated to members.
HSBC undertook a review of how the State Deduction was communicated to members dating back to its introduction in 1975. This was to determine whether HSBC had made the Post 1974 Section's members sufficiently aware of the feature. Having obtained legal advice, HSBC determined that the State Deduction was clearly and consistently communicated within Scheme communications. The Scheme Trustee, which is separate to and independent of HSBC, also carried out an extensive review of Scheme documents and correspondence from its introduction in 1975 to date and concluded that the deduction was communicated in a transparent manner, consistent with relevant legislation over several decades.

The EHRC has confirmed that the use of the State Deduction is lawful.
HSBC was contacted by the EHRC in late 2018 on an informal basis concerning the State Deduction. In the course of that correspondence HSBC provided a detailed analysis of the background, rationale and legal basis on which the State Deduction operates. This included advice from leading Counsel. Following a review of the information provided, the EHRC has now confirmed that the use of the State Deduction is lawful.

The State Deduction forms part of the pension benefit calculation for all members of the Post 1974 Section. It does not put members who share a particular characteristic, such as gender, at a disadvantage. The extent to which the State Deduction forms a greater or lesser proportion of an individual's pension depends on the size of their total pension, which will also depend on a number of factors. Members with a lower final pensionable salary will receive a lower pension than those on a higher final pensionable salary (assuming the same period of service). In the same way if a member retires early, or takes a lump sum, then the residual pension will also be lower resulting in the State Deduction forming a higher proportion of overall pension.

Introducing a cap on the amount of State Deduction, or its removal, would be unfair to other Scheme members.
The State Deduction will represent a different proportion of members' pensions and introducing a cap would therefore benefit some members more than others. Those groups of members not affected by the State Deduction or whose deduction is below the cap would see no benefit at all. Removal or amendment of the State Deduction would constitute a retrospective change which would benefit a particular group of members and be unfair to other Scheme members. It would increase the risk of grievances being raised from other pension scheme members both in the UK and globally and would set a precedent for further challenges to valid terms and conditions that could lead to significant unplanned and unintended costs.

The results of our most recent survey show that very few pension schemes have retrospectively amended any elements of integration with the state pension, beyond dealing with changes to State Pension Age or the structure of the state pensions. In particular, it showed that no pension schemes in the survey with a similar feature to the State Deduction have removed this retrospectively on the grounds of it being considered unfair or inappropriate.

HSBC has continuously engaged in addressing questions on the State Deduction
HSBC has been continuously engaged over several years in addressing questions on the State Deduction and on occasion this has involved face to face meetings. Such meetings may be appropriate if or when any new aspect of this issue is presented but not when this will involve addressing queries that have already been answered or settled (for example by the EHRC). HSBC has continued to respond to all correspondence and provide answers where appropriate. Consistent with this approach, in November 2021 further detailed written advice was provided to queries presented by the All Party Parliamentary Group (the "APPG") involved with the Campaign Group. This advice explained the accepted legal position and the associated facts relevant to aspects of the State Deduction. An offer of a subsequent bi-lateral meeting was also extended to the Chair of the APPG should any clarification be required. Since then, HSBC has not become aware or been advised by the Campaign Group, or any other parties, of any new aspect of the State Deduction, including any results arising from the academic research commissioned by the Campaign Group last year, that has not already been considered previously.

Appendix 5

Explanatory statement supplied by the group of shareholders represented by Mr Lui Yu Kin in support of the requisitioned Resolution 17

1)
As mentioned in the 2021 Annual Report of HSBC (together with its subsidiaries, the "HSBC Group"), it is HSBC's aim to create long-term value for its shareholders and capture opportunity. Further, as one of the world's largest banking and financial services organisations and one of the three note-issuing banks in Hong Kong, it should be of the utmost importance for HSBC to ensure stable and sustainable growth in the long run, especially in the Hong Kong market.

2)
In recent years, HSBC has been performing much better in its Asia operations when compared to its Western operations. In February 2021, HSBC announced a strategic shift to the Asia market and to retreat from the western market. Notwithstanding so, HSBC's Asia businesses remain to be effectively subsidising the Western businesses, to the detriment of HSBC's global shareholders and entirely against the aforesaid goals of increasing HSBC's value and ensuring stable and sustainable growth.

3)
In the circumstances, and for the reasons elaborated below, HSBC is urged to consider structural reforms of the HSBC Group with a view to maximising HSBC's value, ensuring sustainable growth and protecting the interests of its shareholders in the long run. Such structural reforms may include (but not limited to) spinning off its Asia businesses from its Western businesses, strategic reorganisation and restructuring.

4)
First, notwithstanding that the HSBC Group's Asia operations continue to be highly profitable in recent years in spite of the pandemic, the overall performance of the HSBC Group has been seriously dragged down by its operations in the European and American markets, where much less profits or even losses have been recorded. For instance, from 2015 to 2020, the HSBC Group's Asia operations contributed to over 100% of HSBC's profits before tax; and in 2021, the Asia businesses still contributed to nearly 70% of HSBC's profits before tax. Over the past 5 years, the P/B ratio of the HSBC Group was mostly lower than Hang Seng Bank which focused on Hong Kong market. Therefore, the HSBC Group's Asia operations undoubtedly had a steady track record of performing much better than its Western operations, whether the economy was going up or down.

5)
Second, despite being listed on The Stock Exchange of Hong Kong with the majority of its businesses located in Asia, HSBC has its headquarters in the UK and is closely regulated by the UK authorities. In recent years, it has become increasingly and unreasonably costly to comply with demands from the UK authorities, even to the detriment of HSBC's shareholders. Notwithstanding HSBC's listing status in Hong Kong, the Hong Kong authorities have very limited control or influence on how such demands from the UK authorities are affecting the interest of HSBC's shareholders.

6)
In 2020, after HSBC announced the distribution of its fourth interim dividends for financial year 2019, the Bank of England through its Prudential Regulation Authority requested HSBC to suspend the payment of dividends purportedly to strengthen the capital position of the UK's banking system due to the uncertainties arising from the COVID-19 pandemic. Since HSBC is regulated by the UK authorities, it had no choice but to immediately cancel its dividend distribution of US$14 billion, and thereby harming its shareholders' interests and breaching their legitimate expectation of steady dividends distribution. This shows how being regulated by authorities in multiple jurisdictions harms the interests of its shareholders as a whole.

7)
Third, in terms of geopolitical landscape, it was highlighted in HSBC's 2021 Annual Report that tensions between China and Western countries were heightened. Apparently, it would be difficult for China to reconcile its relations with the Western countries and if Western countries impose sanctions on China, the worldwide operations of the HSBC Group will face eminent risk and regulatory crisis. In fact, with geopolitical crisis (e.g. the Huawei incident, the US sanctions against persons in Hong Kong, Chinese companies quitting the US stock market and the criticism by mass media and UK lawmakers against HSBC for allegedly continuing to trade with Russia), HSBC clearly faces serious dilemma and escalating geopolitical pressures on both Asia and Western fronts. While it is extremely difficult to balance China's and Western countries' interests, such geopolitical risk will harm all of HSBC's shareholders in the US, UK, Europe or Asia.

8)
Thus, splitting off HSBC's Asia and Western operations is an imminent step in lowering the geopolitical risks affecting the growth and profitability of HSBC as a whole, and allowing its global investors to clearly evaluate returns and risks of investing in either its Asia and/or Western businesses without having political considerations and being forced to invest in a bundled-up international business as HSBC currently is.

9)
Fourth, as a global systemically important bank (G-SIB), HSBC is subject to an additional 2% capital requirement. By spinning off HSBC's Asia operations, it is estimated that the overall capital requirements against HSBC can be reduced by over US$8 billion. In fact, if its Asia businesses is spun off, a research report from In Toto Consulting Ltd estimated a US$26.5 billion increase in market value for all of HSBC's shareholders.

10)
Fifth, having a more local focus in Asia will benefit HSBC's businesses as a whole. According to Citibank's report on 7 February 2023, banks such as HSBC with an international focus will likely experience a slower growth in their net interest income. Besides, Hong Kong's prime rate cap will also limit the market sensitivity of HSBC when compared with banks focusing on local markets such as the UK.

11)
To sum up, shareholders' interests will be jeopardised if structural reforms of HSBC are not carried out promptly. Instead of refusing to reform for various excuses, we hope HSBC can respect and value the voice of its shareholders, actively devise strategies to maximise HSBC's value by restructuring and use its best endeavours to devise strategies to promote and protect the interests of its global shareholders.

Appendix 6

The Board's response to Resolution 17 requisitioned by the group of shareholders represented by Mr Lui Yu Kin

Your Directors consider that Resolution 17 is not in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote AGAINST Resolution 17 for the reasons set out below:

As evidenced by our 2022 financial results, our current strategy is delivering a strong performance underpinned by broad-based profit generation around the world. The Company is firmly on track to deliver on our return on average tangible equity (RoTE) target and our improved profitability and sustainable dividend policy will enable us to deliver good returns for our shareholders.

As recently as the second half of 2022, the Board considered and evaluated structural reforms including but not limited to the spinning off, strategic reorganisation, and restructuring of the Company's Asia businesses. The Board concluded that all of these structural reforms would significantly dilute the economics of our international business model upon which our strategy is based. This would result not only in a material loss of value for shareholders but also lower dividends.

The Board believes the Company should focus on executing the current strategy which is delivering, and which the Board is confident will continue to deliver substantially more value for shareholders over the coming years.

Group strategy and delivery of performance
The current strategy was set out in 2020. It is transforming HSBC's business and has resulted in strong financial results, underpinned by good, broad-based profit generation around the world.

We have made key decisions to sell our US mass-market retail business, our retail banking operations in France and our banking business in Canada; reduced risk-weighted assets by a cumulative US$128 billion by the end of 2022; and repositioned unprofitable and non-strategic businesses whilst allocating more of our capital to Asia. This activity has been supported by strong cost discipline, which has enabled us to drive a step-change in our technology investment. These challenges have been tackled whilst the Company has both grown and protected its market-leading international businesses and created a strong platform for good growth and returns.

HSBC's international connectivity remains its biggest differentiator. We are the number one trade finance bank, hold a top 3 position for foreign exchange, and are a leading payments company globally. Approximately 45% of wholesale client business is cross-border, while 6 million of the Company's Wealth and Personal Banking (WPB) clients are international and these clients generate approximately twice the revenues of domestic-only WPB clients.

The Company's performance in 2022 demonstrates that the current strategy is working and improving returns: a 17% increase in adjusted profits to US$24.0 billion, an 11.6% adjusted return on average tangible equity (9.9% reported RoTE).

HSBC is firmly on track to deliver a RoTE of at least 12% from 2023 onwards. Combined with the 50% dividend payout ratio established for 2023 and 2024, this is expected to enable the dividend to return to pre-Covid levels as soon as possible. We will also revert to quarterly dividends from first quarter 2023 and bring forward the consideration of share repurchases to the first quarter of 2023. In addition, the Board intends to consider the payment of a special dividend of US$0.21 per share to be paid in early 2024, subject to the completion of the disposal of HSBC Canada and necessary approvals. HSBC expects to have substantial distribution capacity for dividends and buybacks in the years ahead.

Why Resolution 17 would be detrimental to the Company and our shareholders as a whole
Over the years, the Board and the Company have evaluated radical structural reforms for the potential to create shareholder value. More recently, in 2022, the Board updated its analyses with the benefit of external financial and legal advice. It is the Board's judgment that all alternative options, including spinning off or fundamentally restructuring the Asia business, would destroy value for shareholders. There is no basis for expecting that a new review on such broad terms as mandated by Resolution 17 would lead to a different outcome.

As highlighted at our 2022 interim results, when considering different structural reforms or alternatives, the Board must evaluate a range of factors that would materially impact valuation outcomes. Primary factors are disruption to interconnectivity, dilution of economics, and a material negative impact to the international synergies which are an expression of the core purpose of HSBC: 'opening up a world of opportunity' for our customers.

There are also significant one-off costs to be determined for any alternative structural option. Depending on the perimeter, a restructuring is likely to result in higher ongoing running costs, including cost duplication, lower credit ratings and hence higher funding costs, higher tax charges and lower dividends and capital returns.

The Board's previous analyses have found a meaningful restructuring or spin-off of our Asia businesses would present material complexity, have high execution risks, take many years, and be very costly. The restructuring or spin-off would create a period of uncertainty when clients, employees, and shareholders would all be distracted and impacted. Given the negative impact on profitability and the material value destruction that would result, there would be a low probability of achieving the required shareholder approvals.

Finally, the Board considers that Resolution 17 is unworkable in practice. It suggests an open-ended commitment to a structural review, that your Board has already concluded would be detrimental to shareholders. It would undermine clients', employees' and investors' certainty and confidence in the Company's current strategy. It would also involve a significant amount of cost and senior management resource which would be better utilised on executing the current strategy.

In light of the above, your Board is of the view that devising, implementing and reporting on a strategy including but not limited to spinning off and restructuring the Asia business of the Company is not in the best interests of the shareholders as a whole nor of the Company. Your Board therefore unanimously recommends that you vote AGAINST Resolution 17, as the Directors intend to do in respect of their own beneficial holdings.

Appendix 7

Explanatory statement supplied by the group of shareholders represented by Mr Lui Yu Kin in support of the requisitioned Resolution 18

1)
Due to HSBC's track record of stable distribution of dividends, coupled with its status as a well-established bank and an important blue chip stock in Hong Kong, HSBC had always been a top choice for both retail and institutional investors and attracted loyal and quality investors whose support were fundamental for maintaining and promoting its growth.

2)
Unfortunately, in breach of its quality investors' legitimate expectation, in early 2020, HSBC abruptly cancelled its dividends distribution upon the request of the UK authorities (see paragraph 6 of Appendix 5 on page 29) and its dividend policy remains unstable ever since. Instead of maintaining its dividends distribution at pre-pandemic level (i.e. not less than US$0.51/share/annum), the dividends distribution varied from US$0.30/share/annum in 2019 to as low as US$0.15/share/annum in 2020.

3)
With a view to restoring its dividends distribution to pre-pandemic level, as explained in the written statement in Appendix 5 on page 29, it is time for HSBC to revamp the HSBC Group's current structure (including but not limited to spinning off its Asia businesses from its Western businesses, strategic reorganisation and restructuring). Given that dividends can only be paid from the distributable profits, to enable a stable dividend policy, it is therefore essential for HSBC to carry out structural reforms as suggested in Appendix 5 on page 29, to avoid being dragged down by its Western operations, to avoid geopolitical risks and regulatory burdens, to enhance its business growth and to maximise its value and profitability.

4)
In the circumstances, and by reasons to be elaborated below, HSBC is urged to devise a clear and stable dividend policy and to restore the quarterly payment of dividends to pre-Covid-19 level:

5)
First, a stable dividends policy is immensely important to a listed company for attracting long-term and quality investors, even when the listed company is not able to maintain rapid growth in its value.

6)
Before the pandemic, HSBC had steadily distributed dividends every year since 1986. Even after the 2008 financial tsunami, the year-end dividend was only reduced and was not suspended. From 2015 until prior to the outbreak of the Covid-19 pandemic, HSBC had always maintained a dividend policy of distributing US$0.51/share/annum to its shareholders. With such a stable dividend policy, even when HSBC could not maintain growth and had average performance, it still had numerous loyal investors.

7)
Second, unstable or even nil distribution of dividends seriously affects investors' loyalty and confidence in HSBC. In 2020, when HSBC backtracked on its already announced dividend distribution and suspended its annual dividend payout to shareholders for the first time in nearly 75 years, the share price of HSBC plummeted for almost 10% in a single trading day in April 2020 and subsequently hit a historical low of HK$27.5 per share by 23 September 2020, which was even lower than its rights issue price of HK$28 per share in 2009. The fluctuation of HSBC's share prices serves to prove that suspension of dividend distribution was a serious blow to long-term investors' loyalty and confidence in HSBC and HSBC had suffered greatly by losing such quality investors as a consequence.

8)
By way of example, according to the annual report of the Subsidized Schools Provident Fund (an institutional investor), from 2015 to 2019, HSBC had always been one of the top two largest securities holdings in the its investment portfolios. However, in 2020, HSBC fell sharply to ninth place and the fund's investment in HSBC plunged from approximately HK$1.352 billion in 2019 to approximately HK$690 million in 2020 (i.e., a drop by almost 50%).

9)
Another example is Hong Kong Medical Association, another long-term institutional investor of HSBC. Despite having invested in HSBC for over 30 years, the association announced that due to unstable dividend distribution, it had gradually liquidated all of its 200,000 shares in HSBC by 2021. That said, the association indicated that if HSBC would resume a stable dividend policy, it would consider reinvesting in HSBC. This demonstrates how important steady dividends payouts are to HSBC's long-term investors.

10)
It was not only to great disappointment, but also against the legitimate expectation of HSBC's shareholders, that its regular dividend distribution was abruptly suspended in 2020. After so, Hong Kong investors threatened legal action against HSBC and more than 1,000 retail investors petitioned outside HSBC's Hong Kong headquarters in Central. This further harms the image and people's confidence in HSBC.

11)
Although HSBC announced that it would resume quarterly payment of dividends in 2023, there has been little indication on the amount of dividend to be distributed and there is no clear and stable dividend policy and timetable. We urge HSBC to devise a clear and stable dividend policy, to implement a timetable and to restore the distribution of dividends to the pre-Covid-19 pandemic level (i.e. not less than US$0.51 per share per annum) for as long as its distributable profits allow.

Appendix 8

The Board's response to Resolution 18 requisitioned by the group of shareholders represented by Mr Lui Yu Kin

Your Directors consider that Resolution 18 is not in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote AGAINST Resolution 18 for the reasons set out below:

The Board believes that Resolution 18 is unnecessary and risks complication and confusion as the Company's dividend strategy is already expected to achieve the aim of Resolution 18 to enable the dividend to return to pre-Covid levels as soon as possible.

In addition, the Board believes Resolution 18 is unworkable in practice as it removes the Board's discretion and does not consider the full range of factors the Directors must take into consideration when recommending dividends. The Board considers that this would be damaging to the Company and its shareholders as a whole.

Why Resolution 18 could be damaging to the Company and its shareholders as a whole
First, the Board believes that Resolution 18 is unnecessary as the Company already has a long-term sustainable dividend strategy that is providing ongoing attractive returns to shareholders. The Company's improved profitability has created substantial distribution capacity, with a 50% dividend payout ratio established for 2023 and 2024, a return to quarterly dividends from the first quarter 2023, consideration of share repurchases brought forward to first quarter 2023 results, and on top of this, priority consideration of a special dividend of US$0.21 per share to be paid in early 2024 (subject to the completion of the Company's disposal of HSBC Canada and necessary approvals). Our objective is to restore the dividend to pre Covid-19 levels as soon as possible whilst making sure the dividend policy is sustainable over time by adopting a Dividend Payout Ratio (DPR) approach as opposed to being prescriptive on dividend amounts each year. Moving forward, the Board is acutely aware of the value its shareholders place on dividends and actively challenges management to deliver the strategy and performance to continue to increase revenues, profits, returns, and distributions.

Second, as stated in the Articles of Association of the Company, it is the authority and discretion of the Board to determine the purpose and use of profits of the Company, for use in the business of the Company or for investment. The Board must have regard to the financial resilience of the organisation and maintain sufficient capital and reserves to sustain and develop the business, including meeting all legal and regulatory capital requirements. These key duties of the Board cannot be fettered by a prescriptive resolution relating to dividends.

From a prudential point of view, Resolution 18 goes against sound capital management practices and could have unintended and adverse consequences for the Company by requiring the Company to pay at least US$0.51 dividend per share irrespective of profit generation and restricting the ability of the Company to pursue growth alongside returns. The resulting annual cash payments may trigger higher capital requirements as well as impact credit ratings, leading to lower levels of dividends and capital returns over time. Moreover, Resolution 18 is inconsistent with market convention on how major financial institutions set their dividend and capital returns policies.

In light of all of the above, your Board is of the view that adopting Resolution 18's dividend policy is not in the best interests of the shareholders as a whole nor of the Company. Your Board therefore unanimously recommends that you vote AGAINST Resolution 18, as the Directors intend to do in respect of their own beneficial holdings.

Appendix 9

Directors' interests in the ordinary shares and debentures of HSBC

According to the register of Directors' interests maintained by the Company pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors who are standing for election or re-election had the interests set out in the table below, all beneficial unless otherwise stated, in the shares and debentures of HSBC and its associated corporations on the latest practicable date prior to the printing of this document being 9 March 2023.

In this Appendix, all references to "beneficial owner" means a beneficial owner for the purposes of the Securities and Futures Ordinance of Hong Kong.

Notifications of major holdings of voting rights

During 2022 and as at 9 March 2023 (the latest practicable date prior to printing this document), the Company did not receive any notifications of major holdings of voting rights, which have not been amended or withdrawn, pursuant to the requirements of the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

Previous notifications received, which have not been amended or withdrawn, are as follows:

i
BlackRock, Inc. gave notice on 3 March 2020 that on 2 March 2020 it had the following: an indirect interest in HSBC Holdings ordinary shares of 1,235,558,490; qualifying financial instruments with 7,294,459 voting rights that may be acquired if the instruments are exercised or converted; and financial instruments with a similar economic effect to qualifying financial instruments, which refer to 2,441,397 voting rights, representing 6.07%, 0.03% and 0.01%, respectively, of the total voting rights at 2 March 2020.
ii
Ping An Asset Management Co., Ltd. gave notice on 6 December 2017 that on 4 December 2017 it had an indirect interest in HSBC Holdings ordinary shares of 1,007,946,172, representing 5.04% of the total voting rights at that date.

The following notifications of major holdings have been made to the Company and have not been amended or withdrawn, as at 9 March 2023, the latest practicable date prior to printing this document, pursuant to the requirements of section 336 of the Securities and Futures Ordinance of Hong Kong:

i
BlackRock, Inc. gave notice on 9 March 2022 that on 4 March 2022 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,701,656,169 shares and a short position of 19,262,061 shares, representing 8.27% and 0.09%, respectively, of the ordinary shares in issue at that date.
ii
Ping An Asset Management Co., Ltd. gave notice on 25 September 2020 that on 23 September 2020 it had a long position of 1,655,479,531 in HSBC Holdings ordinary shares, representing 8.00% of the ordinary shares in issue at that date.

HSBC Holdings plc ordinary shares	Beneficial owner	Child under 18 or spouse	Jointly with another person	Trustee	Total interests
Geraldine Buckingham1	15,000	-	-	-	15,000
Rachel Duan1	15,000	-	-	-	15,000
Georges Elhedery2	632,236	-	-	-	632,236
Dame Carolyn Fairbairn	15,000	-	-	-	15,000
James Forese1	115,000	-	-	-	115,000
Steven Guggenheimer1	-	-	15,000	-	15,000
Dr José Antonio Meade Kuribreña1	15,000	-	-	-	15,000
Kalpana Morparia	-	-	-	-	-
Eileen Murray1	75,000	-	-	-	75,000
David Nish	-	50,000	-	-	50,000
Noel Quinn2	1,512,859	-	-	-	1,512,859
Mark E Tucker	307,352	-	-	-	307,352

1.
Geraldine Buckingham has an interest in 3,000, Rachel Duan has an interest in 3,000, James Forese has an interest in 23,000, Steven Guggenheimer has an interest in 3,000, Dr José Antonio Meade Kuribreña has an interest in 3,000 and Eileen Murray has an interest in 15,000 listed American Depositary Shares ("ADS"), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC ordinary shares.

2.
Executive Directors' other interests in HSBC ordinary shares arising from the HSBC Savings-Related Share Option Plan (UK) and the HSBC Share Plan 2011 are set out in the Scheme interests in the Directors' remuneration report on pages 287 to 288 of the 2022 Annual Report & Accounts. At 9 March 2023, the aggregate interests under the Securities and Futures Ordinance of Hong Kong in HSBC ordinary shares, including interests arising through employee share plans and the interests above were: Noel Quinn - 4,891,945 (representing 0.03% of the shares in issue and 0.03% of the shares in issue excluding treasury shares); and Georges Elhedery - 1,868,432 (representing 0.01% of the shares in issue and 0.01% of the shares in issue excluding treasury shares).

Appendix 10

Online User Guide to the Lumi Platform

If you choose to attend the AGM electronically, you will be able to view a live webcast of the meeting, ask the Board questions and submit your votes in real time. You will need to visit https://web.lumiagm.com/105855637 on your smartphone, tablet or computer. You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible.

Meeting ID: 105-855-637
To login you must have your Shareholder Reference Number and PIN

1. On the day of the AGM, open the Lumi AGM website using the URL https://web.lumiagm.com/105855637.
Note: Access to the Lumi AGM website will be available from 2.00pm London time (9.00pm Hong Kong time) on Thursday, 4 May 2023 to register for the telephone service - see step 3 below.

2. You will be prompted to enter your unique Shareholder Reference Number ("SRN") and PIN. This would be on your Proxy Card.
Note: Proxies and corporate representatives will need to obtain a Unique Username and PIN from the registrar in order to be able to access the Lumi AGM website - see page 20. The Unique Username should be entered in place of the SRN.

3. When successfully authenticated, you will be taken to the Home Screen.
Note: If you wish to use the telephone service, the details will appear in this section of the website. Please follow the instructions in order to be able to access the telephone service. Registration for the telephone service will be available from 2.00pm London time (9.00pm Hong Kong time) on Thursday, 4 May 2023.

4. The meeting presentation will appear automatically once the meeting commences. If you wish to expand the broadcast, click the full screen button, located in the top right corner, if you wish to exit from the full screen view click the 'X' located in the top right corner.

5. When the Chairman declares the poll open, a list of all resolutions and voting choices will appear on your device. Scroll through the list to view all resolutions.
6. For each resolution, press the choice corresponding with the way in which you wish to vote. When selected, a confirmation message will appear. If you prefer, you may cast your votes on all resolutions at the same time by clicking the direct button at the top of the list, you may still change your mind on individual items if required.

7. To change your mind, simply press the correct choice to override your previous selection. To cancel your vote, press Cancel. To return to the voting screen whilst the poll is open, select the voting icon.

8. If you would like to ask a question, select the messaging icon. Type your message within the chat box at the top of the messaging screen. Click the send button to submit.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 24 March 2023